Form 10-K, Exhibit 13
period 1996-12-31
SCHWEITZER MAUDUIT INTERNATIONAL INC
filed 1997-03-20
CIK 1000623

                                                                   EXHIBIT 13.1



                                 PORTIONS OF
THE SCHWIETZER-MAUDUIT INTERNATIONAL, INC. 1996 ANNUAL REPORT TO STOCKHOLDERS
                   INCORPORATED BY REFERENCE IN FORM 10-K

SELECTED FINANCIAL DATA
Schweitzer-Mauduit International, Inc. and Subsidiaries
--------------------------------------------------------------------------------

The following selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the consolidated financial statements of Schweitzer-Mauduit International, Inc. and Subsidiaries ("SWM" or the "Company") and the notes thereto included elsewhere in this Annual Report. The financial statement data as of and for the year ended December 31, 1996 and the balance sheet data as of December 31, 1995 are on a consolidated basis. The income statement data for the year ended December 31, 1995 has been derived from historical combined financial statements for the eleven months ended November 30, 1995, and the consolidated results of the Company for the one month ended December 31, 1995, which have been audited by Deloitte & Touche LLP, independent auditors. The income statement data for the years ended December 31, 1994, 1993 and 1992 and balance sheet data as of December 31, 1994 and 1993 have been derived from historical combined financial statements audited by Deloitte & Touche LLP, independent auditors. The balance sheet data as of December 31, 1992 has been derived from unaudited historical combined financial statements. In the opinion of management, the unaudited combined financial statements reflect all adjustments necessary to present fairly the financial position of the Company and the results of operations for the periods referenced. The historical combined financial statements of SWM and predecessors do not reflect the results of operations or financial position that would have been obtained had SWM been a separate, independent company and are not indicative of SWM's future performance as a separate, independent company.



---------------------------------------------------------------------------------------------------------------------------
                                                                              YEAR ENDED DECEMBER 31
---------------------------------------------------------------------------------------------------------------------------
(U.S. $ in millions, except per share amounts)                1996         1995        1994        1993         1992
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
     Net Sales.......................................        $471.3       $462.9      $404.2       $376.2      $398.6
     Gross Profit....................................         114.2        101.2        92.1         89.0        95.5
     Operating Profit..............................            74.0         58.7        58.7         57.8        64.6
     Interest income (expense) from affiliates, Net (1)          -           3.3         5.1          6.1         6.0
     Income From Continuing Operations Before
          Accounting Changes.........................          38.7         36.8        35.1         31.9        35.2
     Net Income......................................          38.7         36.8        35.1         31.9        24.6 (2)
PER SHARE BASIS
     Income From Continuing Operations...............        $ 2.41
     Net Income......................................        $ 2.41
     Unaudited Pro Forma Net Income (3)..............                      $1.81       $1.66
     Cash Dividends Declared and Paid................        $  .45
CASH FLOW AND BALANCE SHEET DATA
     Capital Spending................................        $ 51.5       $ 22.5      $ 16.8       $ 30.0      $ 19.9
     Depreciation....................................          13.4         13.4        11.7         10.3        10.0
     Cash Provided By Operations.....................          90.4         64.9        53.7         55.5        36.7
     Receivables from affiliated companies (1) (4)...             -            -       210.1        161.1       135.5
     Payables to affiliated companies (1)............             -            -       157.9        128.2       142.8
     Total Assets (4)................................         380.6        347.0       527.3        436.6       385.1
     Long-Term Debt (4)..............................          86.6         91.6        13.4         13.2        13.2
     Equity (4)......................................         156.0        129.9       245.1        196.9       127.6

(1) Receivables and payables with affiliates and related interest income and expense with affiliates reflect financing activities related to other operations of Kimberly-Clark Corporation ("Kimberly-Clark") and certain of its affiliates, primarily in France, up to November 30, 1995, the date of the spin-off ("Distribution"), at which time the Company became a separate independent company. See Note 1 of the Notes to Consolidated Financial Statements.
(2) Net income in 1992 includes net after-tax charges of $10.6 million for the cumulative effects of adopting the required accounting rules for postretirement health care and life insurance benefits and for income taxes.
(3)  See Note 2 of Notes to Consolidated Financial Statements.
(4) On July 27, 1995, the stockholders of Schweitzer-Mauduit France S.A.R.L., a wholly-owned subsidiary of Kimberly-Clark, approved the conversion of $65.0 million of receivables due from an affiliated company to an equity investment. Such affiliated company was merged with another Kimberly-Clark wholly-owned consumer and service products subsidiary, and the shares of the merged entity were distributed to Kimberly-Clark prior to the Distribution. Balances at December 31, 1995, reflect this transaction as a reduction of receivables and deduction from owners' equity. Additionally, various payments were made to and debt was assumed from Kimberly-Clark in connection with the Distribution, totaling $89.2 million, that also reduced the amount of equity. See Notes 1 and 5 of the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Schweitzer-Mauduit International, Inc. and Subsidiaries
--------------------------------------------------------------------------------


CERTAIN BACKGROUND INFORMATION


Schweitzer-Mauduit International, Inc. ("SWM" or the "Company") was incorporated on August 21, 1995 as a wholly-owned subsidiary of Kimberly-Clark Corporation ("Kimberly-Clark") for the purpose of effectuating the tax-free spin-off (the "Distribution") of Kimberly-Clark's U.S., French and Canadian business operations that manufacture and sell tobacco-related papers and other specialty paper products (the "Businesses"). Through the November 30, 1995 Distribution date, the Businesses in the U.S. and Canada were conducted as operating divisions of Kimberly-Clark and one of its Canadian subsidiaries, respectively. The Businesses in France were conducted by LTR Industries, S.A. ("LTRI"), a 72 percent-owned subsidiary of Kimberly-Clark, and two indirect wholly-owned Kimberly-Clark subsidiaries, Papeteries de Mauduit, S.A. ("PdM") and Papeteries de Malaucene, S.A. ("PdMal"). These latter two companies are owned by Schweitzer-Mauduit France S.A.R.L. ("SMF"), previously named Kimberly-Clark France S.A.R.L., which prior to the Distribution was a wholly-owned subsidiary of Kimberly-Clark.

Two Kimberly-Clark consumer and service products ("C&S") businesses located in France, which were unrelated to the Company and the Businesses, were also subsidiaries of SMF's predecessor. The French C&S subsidiaries were merged together and the shares of the merged entity were distributed to Kimberly-Clark prior to the Distribution. SMF, however, remained part of the Company in order to permit PdM and PdMal to utilize substantial net operating loss carryforwards previously generated by the French C&S operations.

The French C&S businesses were operated and managed independently of the Businesses, with totally separate facilities, no common sales forces or purchasing functions, no substantive intercompany transactions (except in the ordinary course of managing Kimberly-Clark's intercompany financing activities) and no other commonalities. Accordingly, the French C&S operations have been excluded from the consolidated financial statements of the Company included herein and from the following discussion of results of operations.

Management believes that the following commentary and tables appropriately discuss and analyze the comparative results of operations and the financial condition of the Company for the periods covered.

OVERVIEW

The Company operates principally in one industry segment, which consists of papers used in the tobacco industry ("Cigarette Papers") and reconstituted tobacco products. The Company's non-tobacco industry products represented six percent of the Company's net sales in 1996.

Interest expense, interest income and other nonoperating expenses reported for the periods prior to the Distribution relate primarily to financing activities associated with the French C&S operations. See Note 10 of the Notes to Consolidated Financial Statements.

For purposes of the geographic disclosure in the following tables, the term "United States" includes operations in the U.S. and Canada. The Canadian operations exist solely to produce flax fiber used as raw material in the U.S. operations and have no material effect on such geographic disclosure.

Adjustments to net sales set forth in the following tables consist of eliminations of intercompany sales of products between geographic areas. Adjustments to operating profit consist of unallocated overhead expenses not associated with geographic areas and eliminations of intercompany transactions.

Certain 1995 and 1994 geographical amounts have been restated from amounts previously reported to better reflect how management internally manages the businesses and reported its results in 1996. The restatements were to deduct royalties paid by the French operations to the U.S. operations after, rather than before, operating profit, consistent with the way the U.S. operations report such income, and to charge certain overhead expenses to "Unallocated" rather than to the French and U.S. operations. Consolidated operating profit amounts were not affected.

This section should be read in conjunction with the Company's financial statements included herein.

RESULTS OF OPERATIONS

1996 COMPARED TO 1995

By Geography for the Years Ended December 31, 1996 and 1995
(U.S. $ in millions)
                                                                                  % CHANGE            % OF 1996
NET SALES                                             1996           1995             VS. 1995     CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------
United States............................           $  212.3       $  219.9        -  3.5%                45.0%
Outside United States....................              263.5          251.7        +  4.7                 55.9
Eliminations.............................               (4.5)          (8.7)                              (0.9)
                                                    --------       --------                              -----
Consolidated ............................           $  471.3       $  462.9        +  1.8%               100.0%
                                                    ========       ========                              =====

                                                                                                       % RETURN
                                                                                                       ON SALES
                                                                       % CHANGE     % OF 1996        -------------
OPERATING PROFIT                                1996          1995     VS. 1995    CONSOLIDATED      1996     1995
-------------------------------------------------------------------------------------------------------------------
United States............................     $  23.7      $  16.1     +47.2%          32.0%         11.2%     7.3%
Outside United States....................        55.5         44.3     +25.3           75.0          21.1     17.6
Unallocated/Eliminations.................        (5.2)        (1.7)                    (7.0)
                                              -------      -------                    -----
Consolidated ............................     $  74.0      $  58.7     +26.1%         100.0%         15.7%    12.7%
                                              =======      =======                    =====
-------------------------------------------------------------------------------------------------------------------

Net Sales

Net sales increased by $8.4 million due primarily to changes in sales volumes. However, 1996 net sales were unfavorably affected by exiting the reconstituted tobacco leaf ("RTL") product line in the U.S. at the beginning of the second quarter of 1996 ($10.4 million). Excluding the U.S. RTL product line, sales volumes increased in every major product line and worldwide sales volumes increased by seven percent, thereby adding $24.7 million to net sales. Excluding RTL volumes in the U.S., sales volumes improved at the U.S. business unit by six percent, with volumes from the French businesses up seven percent for the year. Changes in currency exchange rates decreased net sales by $4.7 million. Additionally, changes in average worldwide selling prices and sales mix had an unfavorable effect of $1.2 million for the year. Average selling prices declined in the U.S. compared to the prior year primarily because of contractual price reductions related to a decline in the per ton cost of wood pulp. Average worldwide selling prices increased for most major product lines produced in France compared to the prior year because of price increases implemented in late 1995 and the early part of 1996.

Operating Profit

Operating profit improved by $15.3 million for 1996 compared to 1995. The improvement was primarily a result of the increased worldwide sales volumes in product lines other than RTL in the U.S., higher selling prices in France, a decline in per ton wood pulp costs and a one-time $7.3 million restructuring charge taken in 1995 (see "Restructuring Charge" in the following discussion related to the "Results of Operations - 1995 Compared to 1994" below). Decreases in per ton wood pulp costs favorably impacted operating profit by $16.2 million compared to the prior year.

The above favorable effects for the year were partially offset by lower selling prices in the U.S. and higher research and general expenses. Research expenses were higher primarily because of differences in the amount of machine time and other trial costs shared with customers. General expenses increased due to additional administrative costs incurred to operate as an independent company. These stand-alone costs are primarily reflected in the above table as Unallocated expenses. Changes in currency exchange rates had a nominal impact on the operating profit change.

1995 COMPARED TO 1994

By Geography for the Years Ended December 31, 1995 and 1994
(U.S. $ in millions)


                                                                                   % CHANGE         % OF 1995
NET SALES                                             1995           1994             VS. 1994     CONSOLIDATED
---------------------------------------------------------------------------------------------------------------

United States............................           $  219.9       $  201.2         + 9.3%                47.5%
Outside United States....................              251.7          207.9         +21.1                 54.4
Eliminations.............................               (8.7)          (4.9)                              (1.9)
                                                    --------       --------                              -----
Consolidated.............................           $  462.9       $  404.2         +14.5%               100.0%
                                                    ========       ========                              =====


                                                                                                      % RETURN
                                                                                                      ON SALES
                                                                   % CHANGE         % OF 1995    -----------------
OPERATING PROFIT                        1995        1994             VS. 1994   CONSOLIDATED     1995        1994
------------------------------------------------------------------------------------------------------------------

United States..................      $  16.1     $  20.6            -21.8%           27.4%        7.3%       10.2%
Outside United States..........         44.3        38.7            +14.5            75.5         17.6       18.6
Unallocated/Eliminations.......         (1.7)       (0.6)                            (2.9)
                                     -------     -------                            -----
Consolidated ..................      $  58.7     $  58.7               - %          100.0%        12.7%      14.5%
                                     =======     =======                            =====
------------------------------------------------------------------------------------------------------------------

Net Sales

Net sales increased by $58.7 million as a result of higher worldwide sales volumes ($20.1 million), favorable currency translation ($25.1 million), and higher selling prices and improved sales mix ($13.5 million). Sales volumes improved by six percent, with all major U.S. and French product lines, except for tipping paper, contributing to the increase. Average selling prices increased in all major product lines, in part in response to higher per ton wood pulp costs.

Operating Profit

Operating profit was unchanged compared to the prior year because of the unfavorable effect of a $7.3 million restructuring charge taken in the U.S. and France (see "Restructuring Charge" below). Excluding the restructuring charge, operating profit would have improved by $7.3 million, or 12 percent, as a result of selling price increases, higher sales volumes, improved manufacturing efficiencies, lower research expenses and favorable currency translation, all of which were partially offset by raw material cost increases, primarily for wood pulp, and higher general expenses. Efficiency gains associated with higher production volumes, particularly at the mills in Spotswood, New Jersey, Lee, Massachusetts, and in Quimperle and Spay, France, contributed to the operating profit improvement. Research expenses were lower due to an increased amount of machine time and other trial expenses shared with customers. The actual staffing for research activity was comparable to the level in the prior period. Per ton wood pulp cost increases negatively impacted operating profit by $19.9 million due to increased worldwide pulp demand. General expenses increased due to expenses incurred in the fourth quarter to accomplish the spin-off from Kimberly-Clark and to operate as an independent company. Changes in currency exchange rates are estimated to have increased operating profit by $4.4 million.

Restructuring Charge

In December 1995, the Company decided to exit the RTL product line in the U.S. The Company's decision was driven by the loss of its two largest RTL customers in the U.S., which represented 85 percent of the U.S. RTL revenues. One of the customers elected to utilize available internal RTL capacity obtained through a recent acquisition. Due to the other customer's concern over the Company's loss of this RTL volume, the other of the two largest customers decided to phase out its RTL purchases from the Company. The loss of this business, which was entirely phased out by the beginning of the second quarter of 1996, would have reduced utilization of the Company's RTL capacity in the U.S. to an unacceptably low level. Substantially all the remaining RTL business in the U.S. was already being produced by the large U.S. tobacco companies.

The Company's decision to exit the RTL product line in the U.S. has had no impact on the Company's U.S. wrapper and binder business, its RTL business in France, or the Company's commitment to reconstituted tobacco worldwide. A pre-tax charge of $5.9 million and an associated reserve were recorded in 1995 to exit the U.S. RTL product line, of which $4.7 million was utilized for a 1996 non-cash write-down of assets related to the manufacture of this product in the U.S. Annual net sales will be reduced by an estimated $13 million ($10.4 million reduction in 1996), and operating profit from continuing operations will be reduced by an estimated $2.5 million annually, related to unabsorbed fixed costs.

The Company also decided to restructure its manufacturing facility at Malaucene, France. This restructuring streamlined operations, improved productivity, reduced manufacturing costs and increased sales volumes. A pre-tax charge of $1.4 million and an associated reserve were recorded in 1995 to implement this restructuring program, which was fully in place by mid-1996. Annual pre-tax savings as a result of this restructuring program will exceed $1.4 million, with more than half of that amount realized in 1996.

The Company incurred all costs associated with these restructuring plans during 1996, and the associated reserve has been closed out.

NON-OPERATING EXPENSES

Interest expense in 1996 was primarily associated with the debt incurred in connection with the Distribution (see "Liquidity and Capital Resources"). Other income, net in 1996 consisted primarily of interest income from investment of cash generated by operations of the Company.

Prior to the Distribution, overall net interest income principally resulted from the Company's financing activities in connection with the Kimberly-Clark European cash management program (see Note 10 of the Notes to Consolidated Financial Statements). Overall net interest income decreased to $0.2 million in 1995 from $3.6 million in 1994 partially due to a $1.6 million increase in non-affiliate interest expense, a portion of which related to financing of the cash distribution to Kimberly-Clark in connection with the spin-off. This decline also reflected a decrease in the average balance of loans to affiliates net of average borrowings from affiliates, along with changes in the spread between the average interest rates earned on loans to affiliates and the average rates paid on borrowings from affiliates. Other expense, net decreased by $1.9 million in 1995 primarily as a result of reduced foreign currency losses and lower hedging costs.

INCOME TAXES

The noncurrent deferred income tax asset is principally due to the previously mentioned net operating loss carryforwards incurred through December 31, 1994 by the C&S operations in France. Under French tax law, these net operating losses were retained by SMF. The SMF consolidated tax group in France has not paid income taxes, except nominal amounts of minimum required income taxes, in the periods presented in the financial statements and is not expected to pay normal income taxes until the net operating loss carryforwards have been fully utilized. Additional information concerning these net operating loss carryforwards is disclosed in Note 6 to Consolidated Financial Statements.

The effective tax rates for the years ended December 31, 1996, 1995 and 1994 were 37.2 percent, 30.1 percent and 35.5 percent, respectively. The provision for income taxes is higher in 1996 and lower in 1995 primarily due to an increase in the effective statutory income tax rate enacted in France in July 1995 from 33.33 percent to 36.67 percent, retroactive to January 1, 1995. The net effect of the tax rate increase was favorable for 1995 because it increased the value of the tax benefits recognized from the net operating loss carryforwards retained by SMF. The impact in 1995 attributable to deferred tax assets, net of liabilities, was a favorable $4.5 million on the deferred provision for income taxes, partially offset by an unfavorable impact on the current provision for income taxes of $1.3 million, including a retroactive adjustment for the six-month period ended June 30, 1995.

Along with numerous other companies and banks in France, PdM is subject to a tax claim with respect to its purchase of certain bonds in 1988 which were represented by the two selling banks as carrying specific tax benefits. See additional information concerning this claim in Note 6 to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations, that portion attributable to changes in operating working capital, and the amount of cash used for capital expenditures for the years ended December 31, 1996, 1995 and 1994 were as follows:


                                                                           YEAR ENDED DECEMBER 31
                                                                           ----------------------
                                                                      1996          1995         1994
                                                                      ----          ----         ----
                                                                            (U.S. $ in millions)
                                                                            --------------------
NET CASH PROVIDED BY OPERATIONS                                       $90.4        $64.9         $53.7
DECREASE (INCREASE) IN OPERATING WORKING CAPITAL                       18.5         10.4          (5.4)
CAPITAL EXPENDITURES                                                   51.5         22.5          16.8


The Company's primary source of liquidity is cash flow from operations, which is principally obtained through operating earnings. Impacting the cash flow from operations are changes in operating working capital. In 1996, changes in operating working capital contributed favorably to cash flow by $18.5 million primarily due to decreases in inventories as a result of lower inventory levels and lower per ton wood pulp costs, decreases in accounts receivable due to the timing of collections, and increases in accounts payable primarily for several large capital expenditures included in accounts payable at December 31, 1996. In 1995, changes in operating working capital contributed favorably to cash flow by $10.4 million due principally to increases in accrued expenses and accounts payable primarily associated with the establishment of a restructuring reserve, spin-off related activities settled after the 1995 year-end, higher raw material purchase costs and increased capital expenditures, partially offset by increases in inventories from reduced December 1995 sales and higher raw material costs, and in accounts receivable. In 1994, changes in operating working capital contributed unfavorably to cash flow by $5.4 million due principally to higher trade receivables associated with increased 1994 sales volumes.

Cash flow from operations during these periods exceeded the level of capital spending. Capital spending for 1996 increased over the more traditional levels of 1995 and 1994 as the Company upgraded equipment to enhance capacity and efficiency at its U.S. and French mills. Spending in 1996 included (i) $18.8 million for the new $24 million long fiber paper machine in France, (ii) $3.6 million at the Quimperle, France mill for the production reorganization project,
(iii) $3.4 million to complete the installation of new high-speed cigarette paper converting equipment at the Spotswood mill, (iv) $2.7 million toward upgrading the flax pulping operations at the Spotswood mill, and (v) $2.1 million to furnish the Company's newly leased corporate and U.S. business unit headquarters and U.S. research facilities. Spending in 1995 included (i) $2.5 million toward installation of new high-speed cigarette paper converting equipment at the Spotswood mill, (ii) $1.7 million for upgrades to a tipping paper machine at the Lee mills, (iii) $0.6 million of initial spending for the mill production reorganization project at Quimperle, and (iv) $0.5 million toward the new paper machine in France, authorized in December 1995. Spending in 1994 included (i) $3.2 million for the installation of high-speed cigarette paper converting equipment in France, and (ii) $2.4 million for upgrades to a Lee mills tipping paper machine in the U.S. and a reconstituted tobacco machine in France.

The Company's ongoing requirements for cash consist principally of amounts required for capital expenditures, stockholder dividends and working capital. The Company declared and paid quarterly dividends each amounting to $2.4 million ($0.15 per share) beginning in the second quarter of 1996. Management currently expects to continue this level of quarterly dividend. Other than expenditures associated with environmental matters (see Note 14 of the Notes to Consolidated Financial Statements), as of December 31, 1996 the Company had unrecorded outstanding commitments for capital expenditures of approximately $7.6 million. In addition to capital spending, the Company has begun to incur software development costs related to a new company-wide integrated computer system that will replace the currently used

Kimberly-Clark systems by January 1998. These software development costs totaled $3.6 million in 1996, of which $2.7 million was deferred on the balance sheet. The Company currently expects to incur approximately $10 million of such costs in 1997, most of which will also be deferred until such systems are placed in service.

As discussed in greater detail in Note 5 of the Notes to Consolidated Financial Statements, the Company and its subsidiaries, SMF and PdM Industries, entered into a Credit Agreement dated November 27, 1995 which provides for term and revolving credit loans totaling approximately $75 million and $40 million, respectively. On the Distribution date, the Company assumed $25 million of Kimberly-Clark debt, which it repaid with borrowings of the full amount under the U.S. term loan facility. Immediately prior to the Distribution, SMF made a cash payment to Kimberly-Clark of approximately $56 million, principally financed by borrowings of the full amount (approximately $50 million) by SMF under the French term loan facility. Additionally, in connection with the Distribution (i) SMF also retained $10.8 million of debt related to other Kimberly-Clark businesses, and (ii) LTRI paid an $8.2 million cash dividend to Kimberly-Clark.

The Company believes its cash flow from operations, together with borrowings available under its revolving credit facilities, will be sufficient to fund its ongoing cash requirements.

OUTLOOK

During 1997, the Company expects to benefit from continued growth in sales volumes, reflecting increased demand for the Company's products, and from cost savings as a result of capital projects. The per ton cost of wood pulp was relatively stable the latter half of 1996, and the wood pulp market appears stable entering 1997. The Company does not expect significant increases or decreases in the per ton cost of wood pulp during 1997. The Company will continue incurring costs, as it did beginning in late 1995, necessary to operate as an independent, stand-alone organization. These incremental stand-alone costs are expected to total approximately the same amount in 1997 as in 1996.

The Company expects capital spending for 1997 to be less than that of 1996, but still higher than the historical average. Capital spending for 1997 is estimated at approximately $35 million, focused primarily on internal capacity expansion, cost reduction opportunities and upgrades to environmental treatment facilities (see Note 14 of the Notes to Consolidated Financial Statements). Included in this spending is the completion of the new paper machine being installed at the Company's mill in Quimperle, France.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain sections of this report, particularly the foregoing discussion regarding the "Outlook" of the Company, contain certain forward-looking statements, generally identified by phrases such as "the Company expects" or words of similar effect. Forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the Company. There can be no assurances that such events will occur or that the results of the Company will be as estimated. Many factors outside the control of the Company also could impact the realization of such estimates. The following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual results for 1997 and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

International Business Risks

The Company's international operations are subject to international business risks, including unsettled political conditions, expropriation, import and export restrictions, exchange controls, inflationary economies and currency risks and risks related to the restrictions of repatriation of earnings or proceeds from liquidated assets of foreign subsidiaries.

Tax and Repatriation Matters

The Company and its subsidiaries are subject to income tax laws in each of the countries in which it does business through wholly-owned subsidiaries and through affiliates. The Company makes a comprehensive review of the income tax requirements of each of its operations, files appropriate returns and makes appropriate income tax planning analyses directed toward the minimization of its income tax obligations in these countries. Appropriate income tax provisions are determined on an individual subsidiary level and at the corporate level on both an interim and annual basis. These processes are followed using an appropriate combination of internal staff at both the subsidiary and corporate levels as well as independent outside advisors in review of the various tax laws and in compliance reporting for the various operations.

Dividend distributions are regularly made to the U.S. from certain foreign subsidiaries and are appropriately considered in the provision for U.S. income taxes. The Company intends for the undistributed earnings of certain other foreign subsidiaries to be reinvested indefinitely. These undistributed earnings are not subject to either additional foreign income taxes or U.S. income taxes unless remitted as dividends. Accordingly, no provision has been made for U.S. taxes on those earnings. The Company regularly reviews the status of the accumulated earnings of each of its foreign subsidiaries and reevaluates the aforementioned dividend policy as part of its overall financing plans.

Hedging Activities and Foreign Currency Exchange Risks

Management selectively hedges the Company's foreign currency risks, as well as its exposure to interest rate increases on its variable rate long-term debt, when it is practical and economical to do so. The instruments used to hedge foreign currency risks are forward contracts and, to a lesser extent, option contracts. The Company utilizes various forms of interest rate hedge agreements, including interest rate swap agreements and forward rate agreements. These instruments are purchased from well-known money center banks, insurance companies or government agencies (counterparties). Usually, the contracts extend for no more than 12 months, although their contractual term has been as long as 18 months. Management believes that credit risks with respect to the counterparties and the foreign currency risks that would not be hedged, were the counterparties to fail to fulfill their obligations under the contracts, are minimal in view of the financial strength of the counterparties.

In addition to the effect of changes in currency exchange rates on operating profit, foreign currency losses have arisen from the remeasurement of non-local currency denominated monetary assets and liabilities into the currency of the country in which the operation is domiciled. These losses, most of which related to receivables from and payables to affiliated companies unrelated to the Businesses prior to the spin-off, are included in other income (expense) net. These receivables from and payables to such affiliated companies were settled as of the Distribution date.

Additional information concerning foreign currency related matters is disclosed in Note 11 to Consolidated Financial Statements.

Inflation

In recent years, inflation has not had a significant impact on the Company's cost structure.

Effect of Changing Pulp Costs

Pulp costs tend to be cyclical in nature and are a large component of product costs. The Company consumed approximately 65,000 and 68,000 metric tons of wood pulp in 1996 and 1995, respectively. During the period from January 1994 through December 1996, the list price of the primary pulp grade used by the Company, northern softwood kraft pulp, ranged from a low of $450 per metric ton to a high of $985 per metric ton. Generally, over time, the Company has been able to increase its selling prices in response to increased pulp costs and has generally reduced them when pulp costs have significantly declined. The Company may or may not be able to fully recover future pulp cost increases, or fully retain future pulp cost decreases, in its sales pricing structure.

Seasonality

Sales of the Company's products are not subject to seasonal fluctuations, except in the U.S. where customer shutdowns typically occurring in July and December have resulted in reduced net sales and operating profit during those two months. Additionally, the U.S. mills shut down equipment to perform additional maintenance during these months, resulting in higher product costs and reduced operating profit.

Environmental Matters

The Company is subject to federal, state, local and foreign environmental protection laws and regulations with respect to the environmental impact of air and water emissions and noise from its mills as well as its disposal of solid waste generated by its operations. The Company believes it is operating in compliance with, or is taking action aimed at ensuring compliance with, such laws and regulations. While the Company has incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with these laws and regulations, these costs are not expected to materially affect the Company's business or results of operations. The Company, or its predecessor, has been named as a potentially responsible party at several waste disposal sites, none of which, individually, or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity. However, there can be no assurance that such an effect will not occur at some future time. Additional information concerning environmental matters is disclosed in Note 14 to Consolidated Financial Statements and in the Company's annual report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1996 under the "Legal Proceedings" section. See the back inside cover of this report for instructions on how to obtain a copy of the Form 10-K.

Legal Proceedings

On January 31, 1997, James E. McCune on behalf of himself and other "nicotine dependent" West Virginia cigarette smokers filed, in the Circuit Court of Kanawha County, West Virginia, a purported class action against several tobacco companies, industry trade associations and consultants, tobacco wholesalers and cigarette component manufacturers, including Kimberly-Clark, seeking equitable relief and compensatory and punitive damages in an unspecified amount for mental suffering and physical injuries allegedly sustained as a result of having smoked cigarettes. Under the terms of the Distribution, the Company assumed liability for and agreed to indemnify Kimberly-Clark in litigation arising out of the operations of the Businesses, including this case. The nine-count complaint sets forth several theories of liability, including intentional and negligent misrepresentation, negligence, product liability and breach of warranty. Among other things, the complaint alleges that nicotine is an addictive substance, that the tobacco companies, by using reconstituted tobacco, are able to control the precise amount of nicotine in their cigarettes and that LTR Industries, a French subsidiary of the Company, specializes in the reconstitution process to help the tobacco companies control nicotine levels. As a component supplier, the Company believes that it has meritorious defenses to this case, but due to the uncertainties of litigation, the Company cannot predict its outcome and is unable to make a meaningful estimate of the amount or range of loss which could result from an unfavorable outcome of this action.

Also, the Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without a material effect on the Company's financial statements.

Reliance on Significant Customers

Most of the Company's customers are manufacturers of tobacco products located in approximately 80 countries around the world. One such customer has accounted for a significant portion of the Company's net sales in each of the last several years, and the loss of such customer, or a significant reduction in that customer's purchases, could, at least temporarily, have a material adverse effect on the Company's results of operations. See Note 16 to Consolidated Financial Statements.

Tobacco Products and Governmental Actions

In recent years, governmental entities, particularly in the U.S., have taken or have proposed actions that may have the effect of reducing consumption of tobacco products. Reports and speculation with respect to the alleged harmful physical effects of cigarette smoking and use of tobacco products have been publicized for many years and, together with actions to restrict or prohibit advertising and promotion of cigarettes or other tobacco products and to increase taxes on such products, are intended to discourage the consumption of cigarettes and other such products. In addition, litigation is pending against the major manufacturers of consumer tobacco products seeking damages for health problems allegedly resulting from the use of tobacco in various forms. It is not possible to predict the outcome of such litigation or what effect adverse developments in pending or future litigation may have on the tobacco industry. Nor is it possible to predict what additional legislation or regulations relating to tobacco products will be enacted, or to what extent, if any, such legislation or regulations might affect the consumer tobacco products industry in general.

Approximately 94 percent of the Company's net sales are from products used by the tobacco industry in the making of cigarettes or other tobacco products. Management is unable to predict the effects that the above-described legal and governmental actions might have on the Company's results of operations and financial condition.


CONSOLIDATED STATEMENTS OF INCOME
Schweitzer-Mauduit International, Inc. and Subsidiaries

                                                                                 For the years ended December 31
                                                                            ------------------------------------------
(U.S. $ in millions, except per share amounts)                              1996              1995             1994
----------------------------------------------------------------------------------------------------------------------

NET SALES..............................................................   $  471.3        $   462.9         $   404.2
  Cost of products sold................................................      357.1            361.7             312.1
                                                                          --------        ---------         ---------
GROSS PROFIT...........................................................      114.2            101.2              92.1
  Selling expense......................................................       18.2             17.4              16.4
  Research expense.....................................................        6.0              4.5               6.4
  General expense......................................................       16.0             13.3              10.6
  Restructuring charge.................................................         -               7.3               -
                                                                          --------        ---------         ---------
OPERATING PROFIT.......................................................       74.0             58.7              58.7
  Interest expense.....................................................       (5.3)            (3.1)             (1.5)
  Interest expense to affiliated companies.............................         -             (10.4)             (6.8)
  Interest income from affiliated companies............................         -              13.7              11.9
  Other income (expense), net..........................................        1.2             (0.4)             (2.3)
                                                                          --------        ---------         ---------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST.......................       69.9             58.5              60.0
  Provision for income taxes...........................................       26.0             17.6              21.3
                                                                          --------        ---------         ---------
INCOME BEFORE MINORITY INTEREST........................................       43.9             40.9              38.7
  Minority interest in earnings of subsidiary..........................        5.2              4.1               3.6
                                                                          --------        ---------         ---------
NET INCOME.............................................................   $   38.7        $    36.8         $    35.1
                                                                          ========        =========         =========

NET INCOME PER COMMON SHARE............................................   $   2.41
                                                                          ========
UNAUDITED PRO FORMA NET INCOME PER COMMON SHARE (SEE NOTE 2)...........                   $    1.81         $    1.66
                                                                                          =========         =========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
Schweitzer-Mauduit International, Inc. and Subsidiaries

                                                                                                AS OF DECEMBER 31
                                                                                       ------------------------------------
(U.S. $ in millions)                                                                       1996                  1995
---------------------------------------------------------------------------------------------------------------------------

                                                        ASSETS
CURRENT ASSETS
     Cash and cash equivalents...............................................           $    30.9             $     5.9
     Accounts receivable.....................................................                65.1                  69.5
     Inventories.............................................................                49.2                  56.0
     Deferred income tax benefits............................................                 3.3                   5.1
     Prepaid expenses........................................................                 2.1                   1.0
                                                                                        ---------             ---------
         TOTAL CURRENT ASSETS................................................               150.6                 137.5
                                                                                        ---------             ---------
PROPERTY
     Land and improvements...................................................                 5.4                   4.5
     Buildings and improvements..............................................                42.2                  41.7
     Machinery and equipment.................................................               272.0                 262.2
     Construction in progress................................................                41.4                  13.6
                                                                                        ---------             ---------
          Gross Property.....................................................               361.0                 322.0
     Less accumulated depreciation...........................................               166.8                 155.5
                                                                                        ---------             ---------
         NET PROPERTY........................................................               194.2                 166.5
                                                                                        ---------             ---------
NONCURRENT DEFERRED INCOME TAX BENEFITS......................................                30.2                  40.1
                                                                                        ---------             ---------
DEFERRED CHARGES AND OTHER ASSETS............................................                 5.6                   2.9
                                                                                        ---------             ---------
TOTAL ASSETS.................................................................           $   380.6             $   347.0
                                                                                        =========             =========

                                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Current portion of long-term debt.......................................           $     2.9             $     2.4
     Other short-term debt...................................................                 1.3                   2.5
     Accounts payable........................................................                54.5                  44.3
     Accrued expenses........................................................                42.5                  43.6
     Income taxes payable....................................................                 0.6                   1.3
                                                                                        ---------             ---------
         TOTAL CURRENT LIABILITIES...........................................               101.8                  94.1
                                                                                        ---------             ---------

LONG-TERM DEBT...............................................................                86.6                  91.6
                                                                                        ---------             ---------
DEFERRED INCOME TAXES........................................................                 9.5                  10.1
                                                                                        ---------             ---------
OTHER NONCURRENT LIABILITIES.................................................                19.7                  18.3
                                                                                        ---------             ---------
MINORITY INTEREST............................................................                 7.0                   3.0
                                                                                        ---------             ---------
CONTINGENCIES (SEE NOTES 6, 13 AND 14)
STOCKHOLDERS' EQUITY
     PREFERRED STOCK -$.10 par value - 10,000,000 shares authorized, none issued              -                     -
     COMMON STOCK -$.10 par value - 100,000,000 shares authorized, 16,052,621 and 16,051,109 shares issued and outstanding at
       December 31, 1996 and 1995, respectively..............................                 1.6                   1.6
     Additional paid-in capital..............................................                60.0                  60.0
     Retained earnings.......................................................                77.8                  46.3
     Unrealized currency translation adjustments.............................                16.6                  22.0
                                                                                        ---------             ---------

         TOTAL STOCKHOLDERS' EQUITY..........................................               156.0                 129.9
                                                                                        ---------             ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................................           $   380.6             $   347.0
                                                                                        =========             =========



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW
Schweitzer-Mauduit International, Inc. and Subsidiaries

                                                                             FOR THE YEARS ENDED DECEMBER 31
(U.S. $ in millions)                                                     1996            1995              1994
----------------------------------------------------------------------------------------------------------------
OPERATIONS
     Net Income...............................................         $ 38.7            $ 36.8           $ 35.1
     Depreciation.............................................           13.4              13.4             11.7
     Deferred income tax provision (benefit)..................            8.6              (0.1)             8.6
     Minority interest in earnings of subsidiary..............            5.2               4.1              3.6
     Non-cash utilization of restructuring reserve............            4.7                -                -
     Other....................................................            1.3               0.3              0.1
     Changes in operating working capital:
          Accounts receivable.................................            4.4              (5.1)           (13.2)
          Inventories.........................................            6.8              (7.9)            (3.4)
          Accounts payable....................................           10.2               8.5             10.9
          Accrued expenses....................................           (1.1)             12.2              1.8
          Prepaid expenses....................................           (1.1)              1.4             (1.5)
          Income taxes payable................................           (0.7)              1.3               -
                                                                       ------            ------           ------
              CASH PROVIDED BY OPERATIONS.....................           90.4              64.9             53.7
                                                                       ------            ------           ------
INVESTING
     Capital spending.........................................          (51.5)            (22.5)           (16.8)
     Capitalized software costs...............................           (2.7)               -                -
     Advances to affiliates...................................             -               (2.5)            (9.6)
     Other....................................................           (1.7)              3.6              3.4
                                                                       ------            ------           ------
              CASH USED FOR INVESTING.........................          (55.9)            (21.4)           (23.0)
                                                                       ------            ------           ------
FINANCING
     Cash dividends paid to SWM stockholders..................           (7.2)               -                -
     Cash dividends paid to affiliates........................                            (18.5)           (12.0)
     Issuance of capital stock................................             -                -               49.5
     Return of capital........................................             -              (56.0)           (37.1)
     Changes in receivables from affiliates...................             -              144.7            (55.2)
     Changes in short-term debt...............................           (1.2)              1.8             (1.4)
     Changes in debt payable to affiliates within one year....             -             (155.7)            30.1
     Proceeds from issuances of  long-term debt...............            5.4              81.4              6.2
     Payments on long-term debt...............................           (5.6)            (28.7)            (6.0)
     Cash dividends paid to minority owner....................           (0.9)             (7.2)            (4.7)
     Other....................................................             -                -                0.5
                                                                       ------            ------           ------
              CASH USED FOR FINANCING.........................           (9.5)            (38.2)           (30.1)
                                                                       ------            ------           ------

INCREASE IN CASH AND CASH EQUIVALENTS.........................           25.0               5.3              0.6
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR................            5.9               0.6               -
                                                                       ------            ------           ------
CASH AND CASH EQUIVALENTS AT END OF YEAR......................         $ 30.9            $  5.9           $  0.6
                                                                       ======            ======           ======


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Schweitzer-Mauduit International, Inc. and Subsidiaries
U.S. $ in millions, except per share amounts


NOTE 1. BACKGROUND

In April 1995, the Board of Directors of Kimberly-Clark Corporation ("Kimberly-Clark") approved a plan providing for a distribution (the "Distribution") to its stockholders through a tax-free spin-off of its U.S., French and Canadian business operations that manufacture and sell tobacco-related papers and other specialty paper products (the "Businesses").

In order to effectuate the spin-off of the Businesses, on August 21, 1995 and July 31, 1995, respectively, Schweitzer-Mauduit International, Inc. ("SWM" or the "Company") and Schweitzer-Mauduit Canada, Inc. ("SM-Canada") were incorporated and nominally capitalized. Prior to the Distribution, Kimberly-Clark transferred to SWM ( the "Transfer") (i) the assets and liabilities of its U.S.-based specialty products business; (ii) all of the issued and outstanding shares of SM-Canada and of Schweitzer-Mauduit France, S.A.R.L., (previously named Kimberly-Clark France S.A.R.L., or "S.A.R.L.") a French corporation ("SMF"); and (iii) 72 percent of the issued and outstanding shares of LTR Industries, S.A., a French corporation ("LTRI"). After the Transfer, the Company consisted of the operating assets and liabilities of Kimberly-Clark's U.S. specialty products business and investments in SM-Canada (100 percent owned), SMF (100 percent owned) and LTRI (72 percent owned). SMF, directly or indirectly, owns 100 percent of two principal French subsidiaries:
Papeteries de Mauduit S.A. ("PdM") and Papeteries de Malaucene S.A. ("PdMal"). The Transfer was accounted for at historical cost in a manner similar to that in pooling of interests accounting as the entities were all under common control.

In July 1995, the stockholders of SMF, then a wholly-owned subsidiary of Kimberly-Clark, approved the conversion of $65.4 of receivables from an affiliated company to an equity investment in such company. Such affiliated company was one of two wholly-owned consumer and service products ("C&S") subsidiaries (unrelated to the tobacco-related and specialty papers businesses) which were merged together, and the shares of the merged entity were distributed to Kimberly-Clark prior to the Distribution. The conversion of receivables to an equity investment was recorded as a return of capital to Kimberly-Clark, reducing the par value of common stock of SMF by $37.1, with the $28.3 excess recorded as a non-cash dividend reducing retained earnings. SMF remained part of SWM to permit PdM and PdMal to utilize income tax loss carryforwards previously generated by the French C&S operations.

On November 1, 1995, Kimberly-Clark announced that its Board of Directors had approved the Distribution of all outstanding shares of common stock of SWM to Kimberly-Clark stockholders. The Distribution was made on November 30, 1995 to stockholders of record on November 13, 1995. Effective at the close of business on November 30, 1995 (the "Distribution Date"), the Company became an independent, publicly owned company as a result of the Distribution.

Pursuant to a Distribution Agreement, SWM and Kimberly-Clark entered into various agreements that govern certain relationships between them, as well as having provided an orderly transition to the status of two separate companies, including a Tax Sharing Agreement, an Employee Matters Agreement, a Corporate Services Agreement and a Transfer, Contribution and Assumption Agreement ("Transfer Agreement").

The Distribution Agreement established and provided for the principal corporate transactions necessary to effect the Distribution, including the transfer of assets to the Company and assumption by the Company of liabilities associated with the operation of the Businesses, as well as the cash payments to Kimberly-Clark. Other ancillary agreements continue to govern the relationship between Kimberly-Clark and the Company with respect to or in consequence of the Distribution, including allocation of responsibility for certain pending legal proceedings, indemnities between the two companies and certain post-Distribution covenants.

The Tax Sharing Agreement provides for, among other things, the treatment of tax matters for periods prior to the Distribution Date and responsibility for adjustments as a result of audits by taxing authorities and is designed to preserve the status of the Distribution as a tax-free distribution.

Under the Corporate Services Agreement, Kimberly-Clark continues to provide certain administrative, data processing, technical, and other services for a limited period of time. Charges for such services have been equal to or based on the cost of rendering such services. In addition, through January 31, 1996, Kimberly-Clark provided the Company tenancy services with respect to the office and research space which the Company had occupied in Kimberly-Clark's Roswell, Georgia facilities.

The Employee Matters Agreement provides for the Company's and Kimberly-Clark's respective obligations to employees and former employees who are or were associated with the Businesses and for other employment and employee benefit matters.

Under the Transfer Agreement, Kimberly-Clark assigned to the Company all intellectual property rights (such as patent and trademark rights, trade secrets and know-how) related to the operations of the Businesses, except for certain rights which were retained by Kimberly-Clark and licensed to the Company on a perpetual, non-exclusive, royalty-free and, in certain cases, non-transferable basis. The Transfer Agreement also established time periods during which the Company has agreed to comply with certain restrictions on its ability to compete with certain Kimberly-Clark foreign affiliates in the countries such affiliates currently sell cigarette paper, tipping paper and plug wrap paper used to wrap various parts of a cigarette ("Cigarette Papers").


NOTE 2.  BASIS OF PRESENTATION AND PRO FORMA DATA

Basis of Presentation

These financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts of assets and liabilities reported, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reported for the periods. Actual results could differ from these estimates. These financial statements include the accounts of SWM and its majority-owned subsidiaries. All material intercompany and interdivisional transactions are eliminated.

All of the 1996 financial statements, as well as the Balance Sheet as of December 31, 1995, are presented on a consolidated basis. The Statements of Income and Cash Flow for the year ended December 31, 1995 include the combined results of operations and cash flows of the Businesses under Kimberly-Clark for the eleven months prior to the Distribution Date, as if the Businesses had been operating as a single entity prior to the Distribution, and the consolidated results of operations and cash flows of the Company for the one month period ended December 31, 1995. The financial statements as of December 31, 1994 and for all periods prior to the Distribution Date are presented on a combined basis. The combined statements include historical information and reflect the assets, liabilities, net income and cash flows of the Businesses, of which Kimberly-Clark's U.S. business had been reported as a division (not a separate legal entity) of Kimberly-Clark, the Canadian business had been reported as a division of a Canadian subsidiary of Kimberly-Clark, and the French businesses had been reported as consolidated subsidiaries of Kimberly-Clark.

The French C&S operations have been excluded from the financial statements of SWM because the Businesses and the French C&S operations had been independently operated and managed, had totally separate facilities, no common sales forces or purchasing functions, no substantive intercompany transactions (except in the ordinary course of managing Kimberly-Clark's intercompany financing activities), and no other commonalties, in substance or in form. The accompanying financial statements accordingly reflect the distribution of the French C&S subsidiaries to Kimberly-Clark as of the beginning of the earliest period presented.

Pro Forma Data (Unaudited)

Pro forma net income is presented based on data prepared under assumptions as to the effects on the Company's financial statements of certain intercompany, equity and operating transactions related to the Distribution as though these transactions occurred at the beginning of the periods presented. The pro forma financial data is unaudited, is presented for informational purposes only and does not reflect the future earnings or results of operations of the Company or what the earnings or results of operations of the Company would have been had the Businesses been operated as a separate, independent company for the periods presented. Pro forma net income per common share has been computed based on the assumption that pro forma average shares outstanding for all periods prior to the Distribution Date were the actual number of shares issued and distributed in the Distribution. The number of shares outstanding from the Distribution date to December 31, 1995 did not change.

The following summarizes the effects of the pro forma adjustments and the pro forma weighted average common shares outstanding:


                                                                               1995                    1994
                                                                               ----                    ----
Historical net income ...............................................   $      36.8              $      35.1
Pro forma adjustments:
     Incremental operating expense (1)...............................          (4.5)                    (5.3)
     Incremental interest expense (2)................................          (4.9)                    (4.5)
     Reversal of interest expense and income to (from)
            affiliates, net (3)......................................          (3.3)                    (5.1)
     Reversal of other income related to affiliates (3)..............            -                       1.5
     Net tax benefit of adjustments .................................           4.9                      4.9
                                                                        -----------              -----------
Pro forma net income ................................................   $      29.0              $      26.6
                                                                        ===========              ===========

Pro forma net income per common share ...............................   $      1.81              $      1.66
                                                                        ===========              ===========

Pro forma weighted average common shares outstanding.................    16,051,109               16,051,109
                                                                        ===========              ===========

(1) Estimated incremental information systems, administration and management expense associated with being a stand-alone publicly-owned entity.
(2) Estimated incremental interest expense associated with new debt issued and debt assumed from Kimberly-Clark, and to adjust other interest expense for the estimated effect of the pro forma adjustments.
(3) Reversal of intercompany interest income, expense and currency effects related to inter-company receivables and liabilities attributable to Kimberly-Clark's European cash management program.
--------------------------------------------------------------------------------


NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

Revenue Recognition

Sales are generally recognized upon shipment of the product to the customer.

Foreign Currency Translation

Income and expense items attributable to the operations in Canada and France are translated into U.S. dollars at average exchange rates prevailing during the periods. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in stockholders' equity as unrealized currency translation adjustments. Foreign currency gains and losses arising from settlement of transactions in non-local currencies and remeasurement of non-local currency denominated monetary assets and liabilities are included in other income (expense), net.

Earnings Per Share

Net income per common share for 1996 is based on the weighted average of common and common equivalent shares outstanding during the year. The average number of common and common equivalent shares used in the calculation of net income per common share for 1996 was 16,052,100.

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits, and readily marketable securities with original maturities of three months or less. The recorded amount reported in the balance sheet approximates fair value.

Inventories

U.S. inventories are valued at cost on the Last-In, First-Out (LIFO) method. The balance of the U.S. inventories and inventories of operations outside the U.S. are valued at the lower of cost, using the First-In, First-Out (FIFO) and weighted average methods, or market.

Property and Depreciation

Property, plant and equipment are stated at cost. Depreciable property is depreciated on the straight-line method for accounting purposes. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet, and any gain or loss on the transaction is included in income. The depreciable lives for the principal asset categories are as follows:

Asset Category               Depreciable Life
--------------               ----------------
Machinery and Equipment     -5 to 20 years
Buildings                   -20 to 40 years
Building Improvements       -Lesser of 20 years or remaining life of the
                             relevant building or lease

Impairment of Assets

The Company periodically assesses the likelihood of recovering the cost of long-lived assets based on its expectation of future profitability and undiscounted cash flow of the related operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property and purchased intangibles. The Company adopted Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), on January 1, 1996. The adoption of SFAS No. 121 had no effect on the Company's financial position or results of operations.

Income Taxes

Prior to the Distribution, for United States federal and state income tax return purposes, taxable income of the Businesses' U.S. operations was included in the consolidated income tax returns of Kimberly-Clark. Prior to the Distribution, for Canadian federal and provincial income tax purposes, taxable income of the Businesses' Canadian operations was included in the income tax returns of Canadian subsidiaries of Kimberly-Clark. In France, prior to the Distribution, SMF (previously named S.A.R.L.), PdM, PdMal and S.A.R.L.'s other subsidiaries, the French C&S subsidiaries, were included in the consolidated income tax group of S.A.R.L., while LTRI separately filed its own income tax returns. Subsequent to the Distribution, the French C&S subsidiaries are no longer included in the consolidated income tax group of SMF, and LTRI will continue to separately file its own income tax returns. Income tax expense and deferred income tax assets and liabilities attributable to these operations in the consolidated and separate filings are determined under the asset and liability method. Deferred income taxes have been provided on the differences between the financial reporting and tax basis of assets and liabilities by applying enacted tax rates in effect for the years in which the differences are expected to reverse.

Employee Benefits

Prior to the Distribution, most U.S. and Canadian employees of the Company participated in employee benefit plans, including pension, savings, medical and dental insurance, disability and other plans administered by Kimberly-Clark and its Canadian subsidiaries. The Company was charged for its portion of the costs of such plans, but Kimberly-Clark generally recorded the associated assets and liabilities, with the exception of postretirement benefits other than pensions, and did not allocate them to the Company. Subsequent to the Distribution, the Company established substantially all the same employee benefit plans as those previously provided by Kimberly-Clark. In connection with the Distribution, Kimberly-Clark retained the employee benefit obligations for the Company's retired participants as of the Distribution Date, and the Company assumed the benefit obligations for its active employees. As a result, certain of the Company's employee benefit liabilities were adjusted as of the Distribution Date. The net amount of such assets and liabilities transferred in connection with the Distribution was not significant.

Environmental Spending

Environmental spending related to current operations which qualifies as property, plant and equipment, substantially increases the economic value or extends the useful life of an asset is capitalized. All other such spending is expensed as incurred. Environmental spending relating to an existing condition caused by past operations is expensed. Liabilities are recorded when environmental assessments or remedial efforts are probable, and the costs can be reasonably estimated. Generally, timing of these accruals coincides with completion of a feasibility study or commitment to a formal plan of action.

Reclassification

Certain prior period amounts in these Notes to Consolidated Financial Statements are reclassified to conform with current period presentation.

NOTE 4.      SUPPLEMENTAL DISCLOSURES

SUPPLEMENTAL BALANCE SHEET DATA


                                                                                 AS OF DECEMBER 31
                                                                          -------------------------------
Summary of Accounts Receivable and Inventories                             1996                      1995
----------------------------------------------                            ------                    -----

Accounts Receivable:
   Trade.........................................................        $  53.1                   $  53.2
   Other.........................................................           12.5                      16.8
   Less allowances for doubtful accounts and sales discounts.....           (0.5)                     (0.5)
                                                                         -------                   -------
                     Total.......................................        $  65.1                   $  69.5
                                                                         =======                   =======

Inventories by Major Class:
   At the lower of cost on the First-In, First-Out (FIFO) and weighted average methods or market:
      Raw materials..............................................        $  19.7                   $  25.9
      Work in process............................................           10.4                       7.4
      Finished goods.............................................           16.3                      22.0
      Supplies and other.........................................           10.0                      10.2
                                                                         -------                   -------
                                                                            56.4                      65.5
      Excess of FIFO cost over Last-In, First-Out (LIFO) cost....           (7.2)                     (9.5)
                                                                         -------                   -------
                     Total.......................................        $  49.2                   $  56.0
                                                                         =======                   =======

    Total inventories included $27.9 and $30.8 of inventories subject to the LIFO method of valuation at December 31, 1996 and 1995, respectively. If LIFO inventories had been valued at FIFO cost, net income would have been decreased by $1.4 in 1996, increased by $1.3 in 1995 and increased by $0.2 in 1994.


                                                                                 AS OF DECEMBER 31
                                                                           ------------------------------
Summary of Accrued Expenses                                                1996                      1995
---------------------------                                                ----                      ----

Accrued salaries, wages and employee benefits....................          $22.9                    $ 17.9
Accrued restructuring charge.....................................              -                       7.3
Other accrued expenses...........................................           19.6                      18.4
                                                                           -----                    ------
                     Total.......................................          $42.5                    $ 43.6
                                                                           =====                    ======


Analysis of Allowances for Doubtful Accounts and Sales Discounts

                                                              BALANCE AT              WRITE-OFFS   BALANCE
                                                              BEGINNING   CHARGED TO      AND     AT END OF
                                                              OF PERIOD    EXPENSES    DISCOUNTS   PERIOD
                                                             -----------  ----------  ---------- ----------
PERIOD
AS OF DECEMBER 31, 1996
Allowances for doubtful accounts.....................        $    0.5     $        -  $       -  $    0.5
Allowances for sales discounts.......................               -            0.1        0.1         -
                                                             --------     ----------  ---------  --------
       Total.........................................        $    0.5     $      0.1  $     0.1  $    0.5
                                                             ========     ==========  =========  ========


AS OF DECEMBER 31, 1995
Allowances for doubtful accounts.....................        $    0.3      $     0.2  $       -  $     0.5
Allowances for sales discounts.......................               -            0.1        0.1          -
                                                             --------     ----------  ---------  ---------
       Total.........................................        $    0.3     $      0.3  $     0.1  $     0.5
                                                             ========     ==========  =========  =========


AS OF DECEMBER 31, 1994
Allowances for doubtful accounts.....................        $    0.4     $        -   $    0.1  $     0.3
Allowances for sales discounts.......................               -            0.1        0.1          -
                                                             --------     ----------  ---------  ---------
       Total.........................................        $    0.4     $      0.1  $     0.2  $     0.3
                                                             ========     ==========  =========  =========

SUPPLEMENTAL CASH FLOW INFORMATION

                                                                             FOR THE YEARS ENDED DECEMBER 31
                                                                        ----------------------------------------
                                                                         1996              1995             1994
                                                                        -----             -----            -----
             Interest paid to non-affiliated companies..........      $   4.4           $   2.9          $   1.5
             Interest capitalized...............................          0.4               0.2               -
             Income taxes paid(1)...............................         17.5               7.1              7.4
             Increase (Decrease) in cash and cash equivalents
                 due to exchange rate changes...................      $  (0.7)          $   0.1          $   0.1

             (1)Amounts for 1995 and 1994 represent income taxes paid by LTRI.
                In 1995 subsequent to the Distribution, SWM and SM-Canada paid no income taxes. Prior to the Distribution, the Businesses' U.S.
                and Canadian operations were divisions of U.S. and Canadian corporations, respectively. Income tax payments related to these divisions are not included in the amounts presented, because such payments are not separately identifiable. Had income tax payments been made equivalent to the current portions of the income tax provisions reflected in the accompanying financial statements for these divisions, such payments would have been $6.9 and $6.5 in 1995 and 1994, respectively. The SMF consolidated tax group paid only nominal amounts of minimum required income taxes in all periods presented due to the net operating loss carryforwards retained in the Distribution.

--------------------------------------------------------------------------------

NOTE 5.  DEBT

On November 27, 1995, the Company, SMF and PdM Industries S.N.C. ("PdM Industries"), a subsidiary owned 99 percent by PdM and one percent by SMF, entered into an unsecured credit agreement (the "Credit Agreement") with a group of banks to provide term and revolving loans totaling 375 million French francs (or approximately $75) to SMF and PdM Industries (the "French Credit Facility") and term and revolving loans totaling $40.0 to the Company (the "U.S. Credit Facility" and, together with the U.S. Credit Facility, the "Credit Facilities"). The French Credit Facility consists of a five-year term loan to SMF in the amount of 250 million French francs (or approximately $50) (the "French Term Loan Facility") and a renewable 364-day revolving credit facility available to both SMF and PdM Industries in an amount of up to 125 million French francs (or approximately $25) (the "French Revolving Credit Facility"). Borrowings under the French Credit Facility are guaranteed by the Company. The U.S. Credit Facility consists of a five-year term loan to the Company in the amount of $25.0 (the "U.S. Term Loan Facility", and, together with the French Term Loan Facility, the "Term Loan Facilities") and a renewable 364-day revolving credit facility available to the Company in an amount of up to $15.0 (the "U.S. Revolving Credit Facility" and, together with the French Revolving Credit Facility, the "Revolving Credit Facilities"). The Revolving Credit Facilities were renewed to extend the facilities to November 24, 1997. Loans under each of the Term Loan Facilities are payable in three equal semi-annual installments beginning four years following the making of the term loans thereunder.

The interest rates under the Term Loan Facilities are based, at the election of the Company, on either (a) the sum of (i) either 0.375 percent per annum or
0.300 percent per annum (the "Applicable Margin"), determined by reference to the Company's Leverage Ratio (as defined in the Credit Agreement) plus (ii) the London interbank offered rate ("LIBOR"), or (b) an alternate base rate. The interest rates under the Revolving Credit Facilities are based, at the election of the Company, on either (a) the sum of (i) 0.200 percent per annum plus (ii) LIBOR, or (b) an alternate base rate.

The Credit Agreement contains representations and warranties which are customary for facilities of this type and covenants and provisions that, among other things, require the Company maintain certain defined financial ratios (a minimum Tangible Net Worth, a maximum Leverage Ratio and a minimum Fixed Charge Coverage Ratio, all as defined in the Credit Agreement). Events of default under the Credit Agreement include, among other things, termination of the Company's supply agreement with Philip Morris without entry into one or more suitable replacement agreements.

On the Distribution date, the Company in the U.S. assumed $25.0 of Kimberly-Clark debt, which it repaid with borrowings of the full amount under the U.S. Term Loan Facility. In France, SMF retained $10.8 of Kimberly-Clark debt outstanding which related to the French C&S operations of Kimberly-Clark. In addition and immediately prior to the Distribution, SMF made a cash payment to Kimberly-Clark of approximately $56, principally financed by borrowings of the full amount (approximately $50) by SMF under the French Term Loan Facility.

In January 1996, the Company entered into a six month interest rate hedge agreement related to its French Term Loan Facility having a total notional principal amount of 250 million French francs (or approximately $48 at December 31, 1996) to fix the LIBOR rate at 4.4 percent, beginning July 30, 1996 and ending January 30, 1997. In December 1996, the Company entered into a new interest rate hedge agreement to fix the LIBOR rate at approximately 3.5 percent on a notional principal amount of 170 million French francs (or approximately $ 32 at December 31, 1996) beginning January 30, 1997 and ending January 30, 1998.

In January 1996, the Company entered into a six month interest rate hedge agreement related to its U.S. Term Loan Facility having a total notional principal amount of $25.0 to fix the LIBOR rate at 5.0 percent, beginning July 30, 1996 and ending January 30, 1997. In October 1996, the Company entered into a new interest rate hedge agreement for the same notional amount to fix the LIBOR rate at 6.1 percent beginning January 30, 1997 and ending January 30, 1998.

The effective interest rates on the Term Loan Facilities at December 31, 1996 and 1995 for France were 4.8 percent and 5.8 percent, respectively, and for the U.S. were 5.4 percent and 6.3 percent, respectively.

At both December 31, 1996 and 1995, long-term debt other than the Term Loans primarily consisted of obligations of the French operations related to government mandated profit sharing. These amounts bear interest at the five year treasury note rate in France (5.8 percent and 7.7 percent as of December 31, 1996 and 1995, respectively) and are generally payable in the fifth year subsequent to the year the profit sharing is accrued.

Following are the balances for these long-term debt obligations as of December
31:

                                              1996       1995
                                            ------    -------
           French Term Loan................ $ 47.7    $  50.8
           U.S. Term Loan..................   25.0       25.0
           French Employee Profit Sharing..   15.5       17.4
           Other...........................    1.3        0.8
                                            ------    -------
                                              89.5       94.0
           Less current portion............   (2.9)      (2.4)
                                            ------    -------
                                            $ 86.6    $  91.6

Following are the scheduled maturities for these long-term debt obligations as of December 31, 1996:

                  1997.............. $  2.9
                  1998..............    2.8
                  1999..............   28.0
                  2000..............   51.8
                  2001..............    3.5
                  Thereafter........    0.5
                                     ------
                                     $ 89.5
                                     ======

At December 31, 1996, the French and the U.S. operations of the Company had approximately $25 and $15.0, respectively of Revolving Credit Facilities. These facilities, which were unused at December 31, 1996, permit borrowing at competitive interest rates and are available for general corporate purposes. The Company pays commitment fees on the unused portion of these facilities at an annual rate of .10 percent and may cancel the facilities without penalty at any time prior to their expiration at November 24, 1997.

The Company also had another bank credit facility available in the U.S. of $2.0, none of which was outstanding at December 31, 1996. Additionally, SMF had approximately $10 of other bank credit facilities available, of which $1.3 was outstanding at December 31, 1996. No commitment fees are paid on the unused portion of these facilities.

At December 31, 1996 and 1995, the estimated fair value of the Company's long-term debt and short-term debt approximated the carrying amount. These fair values were based on quoted market prices for the same or similar debt or on current rates offered to the Company for obligations with the same maturities.

NOTE 6.  INCOME TAXES

An analysis of the provision (benefit) for income taxes for the years ended December 31, 1996, 1995, and 1994 follows:

                                                                              1996      1995       1994
Current income taxes:                                                        -----     -----      -----
     U.S. Federal.................................................           $ 4.9     $ 5.2      $ 4.2
     U.S. State...................................................             0.9       1.2        1.0
     Canada and France............................................            11.6      11.3        7.5
                                                                             -----     -----      -----

                                                                              17.4      17.7       12.7
                                                                             -----     -----      -----
Deferred income taxes:
     U.S. Federal.................................................             1.2      (1.7)       1.4
     U.S. State...................................................             0.2      (0.4)       0.4
     Canada and France............................................             7.2       2.0        6.8
                                                                             -----     -----      -----

                                                                               8.6      (0.1)       8.6
                                                                             -----     -----      -----

                      Total.......................................           $26.0     $17.6      $21.3
                                                                             =====     =====      =====

Income before income taxes included income of $51.8 in 1996, $43.3 in 1995 and $42.5 in 1994 from operations outside the U.S.


A reconciliation of income tax computed at the U.S. federal statutory income tax rate to the provision for income taxes is as follows for the years ended December 31, 1996, 1995 and 1994:

                                               1996                       1995                       1994
                                        -------------------------------------------------------------------------
                                        Amount       Percent      Amount        Percent      Amount       Percent
                                        ------       -------      ------        -------      ------       -------
Tax at U.S. statutory rate.............  $24.5        35.0%         $20.5        35.0%        $21.0         35.0%
State income taxes, net of federal
     tax benefit.......................    0.7         1.0            0.8         1.4           0.9          1.5
Statutory rates outside the U.S.
     (less than) in excess of U.S.         0.7         1.0            0.5         0.9          (0.9)        (1.5)
     statutory rate..
French income tax rate increase benefit     -           -            (4.5)       (7.7)           -            -
Other - net............................    0.1         0.2            0.3         0.5           0.3          0.5
                                         -----        ----          -----        ----         -----         ----
Provision for income taxes.............  $26.0        37.2%         $17.6        30.1%        $21.3         35.5%
                                         =====        ====          =====        ====         =====         ====
-----------------------------------------------------------------------------------------------------------------

The provision for income taxes is higher in 1996 and lower in 1995 primarily due to an increase in the effective statutory income tax rate enacted in France in July 1995 from 33.33 percent to 36.67 percent, retroactive to January 1, 1995. The net effect of the tax rate increase was favorable for 1995 because it increased the value of the tax benefits recognized from the net operating loss carryforwards retained by SMF. The impact in 1995 attributable to deferred tax assets, net of liabilities, was a favorable $4.5 on the deferred provision for income taxes, partially offset by an unfavorable impact on the current provision for income taxes of $1.3, including a retroactive adjustment for the six-month period ended June 30, 1995.

The Company considers the undistributed earnings of certain foreign subsidiaries to be indefinitely reinvested or plans to repatriate such earnings only when tax effective to do so. Accordingly, no provision for U.S. federal and state income taxes has been made thereon. Upon distribution of those earnings in the form of dividends, loans to the U.S. parent, or otherwise, the Company could be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to foreign tax authorities. Determination of the amount of unrecognized deferred U.S. tax liability is not practicable because of the complexities associated with its hypothetical calculation.


--------------------------------------------------------------------------------

Deferred income tax assets (liabilities) as of December 31, 1996 and 1995 are comprised of the following:


                                                                                1996              1995
                                                                                ----              ----
Current deferred income tax assets attributable to:

     Inventories..............................................               $  (1.0)          $  (0.8)
     Postretirement and other employee benefits ..............                   2.3               1.9
     Other accrued liabilities ...............................                   1.9               3.9
     Other....................................................                   0.1               0.1
                                                                             -------           -------

         Net current deferred income tax asset................               $   3.3           $   5.1
                                                                             =======           =======

Net noncurrent deferred income tax assets attributable to:
     Operating and capital loss carryforwards.................               $  73.6           $  69.7
     Accumulated depreciation.................................                 (22.0)            (22.6)
     Other....................................................                  (3.3)             (2.8)
     Valuation allowances.....................................                 (18.1)             (4.2)
                                                                             -------           -------

         Net noncurrent deferred income tax asset.............               $  30.2           $  40.1
                                                                             =======           =======

Net noncurrent deferred income tax liabilities attributable to:
     Accumulated depreciation.................................               $ (16.0)          $ (16.2)
     Postretirement and other employee benefits...............                   7.2               6.6
     Other....................................................                  (0.7)             (0.5)
                                                                             -------           -------

         Net noncurrent deferred income tax liability.........               $  (9.5)          $ (10.1)
                                                                             =======           =======

-------------------------------------------------------------------------------

In the above presentation, the net noncurrent deferred income tax assets relate to the French tax jurisdiction, and the net noncurrent deferred income tax liabilities relate to the U.S. and Canadian tax jurisdictions. Total deferred income tax assets were $67.0 and $78.0 at December 31, 1996 and 1995, respectively. Total deferred income tax liabilities were $43.0 and $42.9 at December 31, 1996 and 1995, respectively.

Under French tax law, the net operating losses incurred through December 31, 1994 by the previously discussed C&S operations in France (see Note 1) were retained by SMF as of January 1, 1995. For the financial statements presented, the tax benefits from these net operating losses were recorded as a noncurrent deferred income tax asset and as a contribution to additional paid-in capital on the balance sheet in the year such losses arose. The amount of additionally recorded deferred tax assets and contributed capital was $14.5 in 1994.

The following summarizes the changes in French net operating loss carryforwards ("NOL's") and the related noncurrent deferred income tax asset and valuation allowance for the years ended December 31, 1996 and 1995:



                                                                 Total       Valuation      Net
                                                    NOL's        Asset       Allowance     Asset
                                                   ------        ------      ---------    ------
Amount at December 31, 1994.....................   $179.8        $ 59.9       $   -       $ 59.9
French income tax rate increase.................       -            6.0           -          6.0
Increase related to spin-off....................     11.4           4.2         (4.2)         -
1995 utilization................................    (19.0)         (7.0)          -         (7.0)
Currency translation effect.....................     17.8           6.6           -          6.6
                                                    -----        ------       ------      ------
Amount at December 31, 1995.....................    190.0          69.7         (4.2)       65.5
Increase related to filing of
     1995 French tax returns....................     40.9          15.0        (15.0)         -
1996 utilization................................    (18.6)         (6.8)          -         (6.8)
Currency translation effect.....................    (11.6)         (4.3)         1.1        (3.2)
                                                   ------        ------       ------      ------
Amount at December 31, 1996.....................   $200.7        $ 73.6       $(18.1)     $ 55.5
                                                   ======        ======       ======      ======

-------------------------------------------------------------------------------
The 1995 French income tax rate increase effect of $6.0 on the deferred income tax asset shown above was partially offset by the effect on the French entities' net deferred income tax liabilities related to other items in arriving at the net effect of $4.5 on the deferred provision for income taxes previously mentioned. The valuation allowance of $4.2 was recorded to offset deferred income tax assets arising from additional tax loss carryforwards of $11.4 generated in 1995 related to the Distribution transactions. In addition, the Company's 1995 French income tax returns, filed in April 1996, included tax net loss carryforward amounts which were $40.9 greater than those which had previously been reflected on the Company's balance sheet. Thus, the Company recorded $15.0 of additional deferred tax asset in 1996. There is uncertainty, however, whether the benefit of these additional amounts will ultimately be realized by the Company. Accordingly, an additional valuation allowance of $15.0 was recorded to fully offset the additional deferred tax asset, resulting in no impact on net income for the year ended December 31, 1996.

Of the $200.7 of NOL's still available at December 31, 1996, $22.0, $36.0 and $30.5 will expire in 1997, 1998 and 1999, respectively, if not utilized against taxable income. The remaining $112.2 of NOL's have no expiration date. Although not assured, PdM and PdMal are expected to generate taxable income in the future, as they have in the past, in amounts sufficient to permit utilization of most of the NOL's prior to their expiration. After the effect of currency exchange rate changes during the year, valuation allowances totaled $18.1 as of December 31, 1996, reducing the net asset to an amount which is estimated can be realized through utilization of the NOL's by the SMF consolidated income tax group. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized, however, that amount could change if, among other considerations, estimates of future taxable income, or income tax regulations or interpretations, change during the carryforward period.

The SMF consolidated tax group has not paid income taxes, except nominal amounts related to minimum required income taxes, in the periods presented in the financial statements and is not expected to pay income taxes until the NOL's are utilized.

Along with numerous other companies and banks in France, PdM is subject to a tax claim with respect to its purchase of certain bonds in 1988 which were represented by the two selling banks as carrying specific tax benefits. The French taxing authority is challenging the use by PdM of those benefits. The tax claim against PdM by the French taxing authority is $1.9 as of December 31, 1996, including late payment penalties. The Company is vigorously defending the claim based on the merits and has filed claims against each bank on the basis of their misrepresentation of certain facts. The Company's claim against one of the banks was rejected by a trial court in May 1996 and the Company has appealed this decision. The case against the other bank has been briefed and oral presentations are scheduled for March 1997. No reserve has been established for this claim. Based on information currently available, there exists a reasonable possibility of an unfavorable outcome for this claim. Since the claim relates to a period prior to PdM joining the consolidated tax group, any unfavorable outcome could not be offset with the NOL's.

NOTE 7 POSTRETIREMENT AND OTHER BENEFITS

North American Pension Benefits

Prior to the Distribution, substantially all of the U.S. and Canadian employees of the Company were covered by defined benefit pension plans and participated in pension plans covering employees of Kimberly-Clark and its Canadian subsidiaries at various locations. The portion of Kimberly-Clark's and its Canadian subsidiaries' pension costs attributable to the Company's U.S. and Canadian employees and reflected in the accompanying income statements was $1.5 for the eleven months ended November 30, 1995, and $1.9 in 1994.

Subsequent to the Distribution, the Company and its subsidiary in Canada established defined benefit retirement plans covering substantially all full-time employees. Retirees of the Company prior to the Distribution remained participants of their respective Kimberly-Clark plans. Retirement benefits are based on years of service and generally on the average compensation earned in the highest five of the last 15 years of service, essentially the same as the plans in which the employees had participated under Kimberly-Clark. Employees retained credit for prior service while employees of Kimberly-Clark. The Company's funding policy is to contribute assets that, at a minimum, fully fund the accumulated benefit obligation, subject to regulatory and tax deductibility limits. Under the Distribution, Kimberly-Clark will transfer a proportionate share of assets of its plans related to the employees who transferred to the Company in the Distribution. At December 31, 1996, the plan assets for the U.S. and Canadian plans had not yet been transferred from the Kimberly-Clark plans in which the employees had participated prior to the Distribution, pending receipt of favorable determination letters from the Internal Revenue Service and Revenue Canada, respectively, qualifying the Company's plans.

The components of net pension expense for U.S. employees for the year ended December 31, 1996 and for the one month ended December 31, 1995 (subsequent to the Distribution) using estimated amounts related to assets to be transferred to the Company's plans from Kimberly-Clark's plans as well as estimates related to return on plan assets for the respective periods were as follows:


                                             1996      1995
                                           -------    ------
Benefits earned........................    $  2.3     $  0.2
Interest on projected benefit obligation      3.4        0.3
Amortizations and other................       0.2         -
                                           ------     ------
                                              5.9        0.5
Less expected return on plan assets
     (actual return on plan assets was a gain
     of $5.2 and $0.3 in 1996 and 1995,
     respectively).....................       3.2        0.3
                                           -------    ------
Net pension expense....................    $  2.7     $  0.2
                                           =======    ======

The assumed long-term rate of return on pension assets for purposes of pension expense recognition for the U.S. employee plans was 10.0 percent for both 1996 and 1995. Transition adjustments for these plans are being amortized on the straight-line method over 14 to 18 years.

The Company obtained revised data from Kimberly-Clark during 1996 related to the employees who transferred to the Company in the Distribution. As a result, more accurate estimates were determined of the obligations the Company assumed in the Distribution with respect to these plans. Also, Kimberly-Clark revised the proportionate share of assets to be transferred to the Company's plans. Accordingly, the 1995 information presented reflects these more accurate estimates, although the total net accrued pension cost did not change.

The funded status of the U.S. employee plans as of December 31, 1996 and the restated amounts as of December 31, 1995 are as follows:


                                                          DECEMBER 31, 1996                DECEMBER 31, 1995
                                                      ---------------------------     -----------------------------
                                                            PLANS IN WHICH                   PLANS IN WHICH
                                                      ---------------------------     -----------------------------
                                                           Assets      Accumulated          Assets      Accumulated
                                                           Exceed       Benefits            Exceed       Benefits
                                                         Accumulated     Exceed           Accumulated     Exceed
                                                         Benefits        Assets           Benefits        Assets
                                                      ---------------------------     -----------------------------
Actuarial present value of benefit obligations:
         Vested........................................   $ (32.1)      $  (1.0)           $ (29.7)      $  (0.8)
          Nonvested....................................      (1.3)           -                (1.0)           -
                                                          -------        ------            -------       -------
              Accumulated benefit obligation...........     (33.4)         (1.0)             (30.7)         (0.8)
              Effects of projected future compensation
              levels                                        (10.8)         (0.4)             (12.4)         (0.5)
                                                                         ------            -------       -------
              Projected benefit obligation.............     (44.2)         (1.4)             (43.1)         (1.3)
   Plan assets at fair value...........................      39.3            -                31.9            -
                                                          -------        ------            -------       -------
   Plan assets less than projected benefit obligation..      (4.9)         (1.4)             (11.2)         (1.3)

   Unrecognized net loss (gain)........................       2.8          (0.4)               9.3          (0.2)
   Unamortized transition adjustments..................       0.1           0.1                0.1           0.1
   Unamortized prior service costs.....................        -            0.1                 -            0.1
                                                          --------      -------            -------       -------
   Net accrued pension cost............................   $  (2.0)      $  (1.6)           $  (1.8)      $  (1.3)
                                                          =======       =======            =======       =======

--------------------------------------------------------------------------------
The discount rates used to determine the projected benefit obligation and accumulated benefit obligation for the U.S. employee plans were 7.75 percent and
7.25 percent at December 31, 1996 and 1995, respectively. The assumed long-term rates of compensation increases used to determine the projected benefit obligations for these plans were 4.0 percent and 4.25 percent at December 31, 1996 and 1995, respectively.

French Pension Benefits

In France, employees are covered under a government administered program. In addition, the Company's French operations sponsor retirement indemnity plans which pay a lump sum retirement benefit to employees who retire from the Company. The Company's French operations also sponsor a supplemental executive pension plan which is designed to provide a retirement benefit equal to between 50 and 65 percent of final earnings, depending upon years of service, after considering other government and Company sponsored retirement plans. Plan assets are principally invested in the general asset portfolio of a French insurance company.

The Company's net pension expense for the French pension plans was $1.0, $0.9 and $0.7 for the years ended December 31, 1996, 1995 and 1994, respectively. The assumed long-term rates of return on pension assets for purposes of pension expense recognition for the French plans were 8.0 percent for both 1996 and 1995, and 7.0 percent for 1994. Transition adjustments for these plans are being amortized on the straight-line method over 19 to 20 years.

The Company's prepaid pension cost for the French plans whose assets exceeded accumulated benefits was $0.6 at both December 31, 1996 and 1995. The Company's accrued pension cost for the French plans whose accumulated benefits exceeded assets was $1.2 and $1.0 at December 31, 1996 and 1995, respectively. The discount rate used to determine the projected benefit obligation and accumulated benefit obligation for the French plans was 8.0 percent at both December 31, 1996 and 1995. The assumed long-term rates of compensation increases used to determine the projected benefit obligation for these plans were approximately
4.0 percent at both December 31, 1996 and 1995.

Postretirement Health Care and Life Insurance Benefits

Prior to the Distribution, substantially all U.S. and Canadian retired employees of the Company were covered by unfunded health care and life insurance benefit plans of Kimberly-Clark or its Canadian subsidiaries. Eligibility for such benefits was based on years of service and age at retirement. The plans were principally noncontributory for current retirees, and were contributory for most future retirees. The portion of Kimberly-Clark's and its Canadian subsidiaries' postretirement health care and life insurance benefits costs attributable to the Company's employees and reflected in the accompanying income statements was $1.5 for the eleven months ended November 30, 1995, and $1.9 in 1994.

Subsequent to the Distribution, the Company and its subsidiary in Canada established unfunded health care and life insurance benefit plans which will cover substantially all future retirees of the Company. Retirees of the Businesses prior to the Distribution remained participants of their respective Kimberly-Clark plans. Eligibility for benefits under the Company's plans is based on years of service and age at retirement, essentially the same as the plans in which the employees participated under Kimberly-Clark. Employees retained credit for prior service while employees of Kimberly-Clark. The Company's plans are noncontributory for certain long service employees when they retire, but are contributory for most other future retirees.

The components of U.S. employee postretirement health care and life insurance benefit costs were as follows for the year ended December 31, 1996 and for the one month period ended December 31, 1995 (subsequent to the Distribution):


                                          1996    1995
                                         -----   ------
Benefits earned.......................   $ 0.3   $   -
Interest on accumulated postretirement
   benefit obligation  ...............     0.7      0.1
Amortizations and other...............    (0.1)     -
                                         -----   ------
Net periodic postretirement benefit cost $ 0.9   $  0.1
                                         =====   ======

The Company obtained revised data from Kimberly-Clark during 1996 related to the employees who transferred to the Company in the Distribution. As a result, more accurate estimates were determined of the obligations the Company assumed in the Distribution with respect to these plans. Accordingly, the presented 1995 information reflects these more accurate estimates, although the total accrued postretirement benefit liability did not change. The components of the U.S. employee postretirement health care and life insurance benefit obligation included in other noncurrent liabilities as of December 31, 1996 and the restated amounts as of December 31, 1995 are as follows:



                                             1996    1995
                                             ----    ----
Accumulated postretirement benefit obligation:
   Retirees................................  $  -    $  -
   Fully eligible active plan participants.   10.1     9.8
   Other active plan participants..........     -       -
                                             -----   -----
     Total.................................   10.1     9.8
Favorable actuarial experience.............    4.2     3.7
                                             -----   -----
Total accrued postretirement benefit
liability .................................   14.4    13.5
Less current portion.......................     -       -
                                             -----   -----
Noncurrent portion.........................  $14.4   $13.5
                                             =====   =====

The December 31, 1996 accumulated postretirement benefit obligation for the these plans was determined using an assumed health care cost trend rate of 10.5 percent in 1997, declining to 6.0 percent in 2000 and thereafter. The December 31, 1995 accumulated postretirement benefit obligation was determined using an assumed health care cost trend rate of 10.0 percent in 1996, declining to 5.25 percent in 2000 and thereafter. Discount rates of 7.75 percent and 7.25 percent were used to determine the accumulated postretirement benefit obligations at December 31, 1996 and 1995, respectively.

A one-percentage point increase in the healthcare cost trend rate would increase accumulated postretirement benefit obligations by $0.1 at December 31, 1996.

Other Benefits

Prior to the Distribution, voluntary contributory investment plans were provided to substantially all U.S. employees. Under the plans, Kimberly-Clark matched a portion of employee contributions. The portion of Kimberly-Clark's costs under the plans attributable to the Company and reflected in the accompanying income statements was $0.6 for the eleven months ended November 30, 1995, and $0.8 in 1994.

Subsequent to the Distribution, substantially all U.S. employees have been given the opportunity to participate in voluntary investment plans. Under the plans, the Company matches a portion of employee contributions. The Company's costs under the plan reflected in the accompanying consolidated income statements for the year ended December 31, 1996 and for the one month ended December 31, 1995 (subsequent to the Distribution) were $1.0 and less than $0.1, respectively. At December 31, 1996, 500,000 shares of the Company's Common Stock were reserved for issuance under these plans, none of which had been issued as of December 31, 1996. The shares may, at the Company's option, be used by the Company to satisfy the Company's liability for its matching contributions.

NOTE 8.......STOCKHOLDERS' EQUITY

As explained in Note 1, SWM was not capitalized with the net assets of the Businesses until immediately before the Distribution. Stockholders' equity, prior to the Distribution, therefore, consisted of the separately presented Predecessors' Capital Stock (the historical Common Stock amounts of SMF and
LTRI), the historical combined amounts of paid-in capital and retained earnings for these corporations (as adjusted to exclude operations unrelated to the Businesses and to include the benefit of certain French tax net operating loss carryforwards generated by such businesses) and the combined division equity amounts of the U.S. and Canadian tobacco-related and other specialty paper businesses. The latter businesses were part of the operations of Kimberly-Clark and one of its Canadian subsidiaries, and all aspects of cash management for such divisions with respect to intercompany sales, receivables, accounts payable, pensions, taxes, and similar corporate activities were controlled by Kimberly-Clark and one of its Canadian subsidiaries.

--------------------------------------------------------------------------------

The net interdivisional advances and transfers for all periods prior to the Distribution are presented in the "Advances to affiliates" caption in the following summary of changes in stockholders' equity of the Company and its predecessors for the years ended December 31, 1996, 1995 and 1994:




                                              COMMON STOCK     PREDECESSORS' ADDITIONAL                      UNREALIZED
                                           -------------------   CAPITAL     PAID-IN    RETAINED   DIVISION  CURRENCY
                                           SHARES       AMOUNT   STOCK (1)   CAPITAL    EARNINGS   EQUITY    TRANSLATION  TOTAL
                                           ------       ------   ---------   -------    --------   --------  -----------  -----
BALANCE, DECEMBER 31, 1993...............                        $ 24.8       $51.2     $ 58.3     $ 65.3     $(2.7)      $196.9
  Net income for the year
      ended December 31, 1994 ...........                                                 22.9       12.2                   35.1
  Advances to affiliates.................                                                            (9.5)                  (9.5)
  Dividends declared ....................                                                (12.0)                            (12.0)
  Common stock issued (2)................                          49.5                                                     49.5
  Return of capital (2)..................                         (37.1)                                                   (37.1)
  Contributed tax benefit................                                      14.5                                         14.5
  Adjustments due to translation.........                            -           -          -          -        7.7          7.7
                                                                 ------       -----     ------     ------     -----       ------
BALANCE, DECEMBER 31, 1994...............                          37.2        65.7       69.2       68.0       5.0        245.1
  Net income for the eleven months
      ended November 30, 1995 ...........                                                 26.5       12.9                   39.4
  Advances to affiliates.................                                                            (2.5)                  (2.5)
  Dividends declared (3).................                                                (46.8)                            (46.8)
  Return of capital (2) (3)..............                         (37.1)      (56.0)                                       (93.1)
  Adjustments due to translation.........                                                                      15.1         15.1
  Debt assumed from Kimberly-Clark (3)...                                                           (25.0)                 (25.0)
  Stock distribution to holders of
       Kimberly-Clark stock  ............  16,051,109   $ 1.6      (0.1)       50.3        -        (53.4)      1.6
                                           ----------   -----     -----       -----     ------     ------     -----       ------

BALANCE, DECEMBER 1, 1995................  16,051,109     1.6       -          60.0       48.9          -      21.7        132.2
  Net loss for the month
       ended December 31, 1995 ..........                                                 (2.6)                             (2.6)
  Adjustments due to translation.........     -                     -           -           -           -       0.3          0.3
                                           ----------   -----     -----       -----     ------     ------     -----       ------

BALANCE, DECEMBER 31,  1995..............  16,051,109     1.6       -          60.0       46.3          -      22.0        129.9
  Net income for the year
       ended December 31, 1996 ..........                                                 38.7                              38.7
  Dividends declared ($0.45 per share)...                                                 (7.2)                             (7.2)
  Stock issued to directors as compensation     1,512      -        -                                                         -
  Adjustments due to translation.........        -         -        -           -           -           -      (5.4)        (5.4)
                                           ----------   -----     -----       -----     ------     ------     -----       ------

BALANCE, DECEMBER 31,  1996..............  16,052,621   $ 1.6     $  -        $60.0     $ 77.8     $    -    $ 16.6       $156.0
                                           ==========   =====     =====       =====     ======     ======    ======       ======

(1) Changes relate to SMF. The issuances of SWM and SM-Canada stock to Kimberly-Clark and Kimberly-Clark, Inc. (an indirect wholly-owned Canadian subsidiary of Kimberly-Clark), respectively, on August 21, 1995 and August 17, 1995, respectively, solely for the purpose of effecting the Distribution (see Note 1) were nominal amounts and thus are not reflected in the above summary. $0.1 was attributable to LTRI and was unchanged during all the periods presented through November 30, 1995.
(2) Represents contributions to SMF equity by Kimberly-Clark which were, in turn invested in whole or in part in the French C&S subsidiaries of SMF. The investments in these subsidiaries have been retroactively reflected in the accompanying Consolidated Financial Statements as having been distributed to Kimberly-Clark. Accordingly, these additional C&S investments have been shown as return of capital distributions to Kimberly-Clark (or as dividends to the extent the investment exceeded SMF's available common stock amount). See Note 1.
(3) In connection with the Distribution, the Company paid $56.0 to Kimberly-Clark as a return of capital, in addition to the debt of Kimberly-Clark which the Company assumed in the US. ($25.0) and retained in France ($10.8), as well as a cash dividend from LTRI to Kimberly-Clark on the Distribution Date of $8.2. The total of these items represents a distribution of $100.0 to Kimberly-Clark in connection with the spin-off.

The Company's Certificate of Incorporation authorizes the issuance of up to 100,000,000 shares of Common Stock, par value $.10 per share, and 10,000,000 shares of Preferred Stock, par value $.10 per share. Each share of presently outstanding Common Stock and each share of Common Stock issued after the date of this report will have attached to it, one right to purchase from the Company one one-hundredth (1/100) of a share of a series of Preferred Stock designated as the Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") (a "Right"). Each Right entitles a shareholder to purchase from the Company one one-hundredth (1/100) of a share of the Series A Preferred Stock at a price of $65 per one one-hundredth (1/100) of a share, subject to certain anti-dilution adjustments. The Rights, however, become exercisable only at such time as a person or group acquires, or commences a public tender or exchange offer for, 15 percent or more of the Company's Common Stock. The Rights have certain anti-takeover effects since they may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since they may be redeemed by the Company at $.01 per Right at any time until a person or group has obtained beneficial ownership of 15 percent or more of the voting stock. The Rights will expire at the close of business on October 1, 2005, unless redeemed earlier by the Company.

The Series A Preferred Stock will be non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to any other series of the Company's preferred stock. Each share of Series A Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $1 per share or 100 times the cash dividends declared on the Company's Common Stock. In addition, the Series A Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock) declared on the Common Stock, in like kind. In the event of a liquidation, the holders of the Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100 per share or 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting are protected by antidilution provisions.

The Company's Equity Participation Plan (the "Plan"), adopted on October 23, 1995 provides that eligible employees may be granted stock options which, when exercised, give the recipient the right to purchase the Company's Common Stock at a price no less than the "fair market value" (as defined in the Plan) of such stock at grant date. Options awarded under the Plan only become exercisable after specified periods of employment after the grant thereof (30 percent after the first year, 30 percent after the second and the remaining 40 percent after the third year). Generally, such options expire ten years subsequent to the date of grant.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", which became effective for the Company beginning in 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation costs to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board (APB) Opinion No. 25 and related Interpretations, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has elected to continue to apply APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation awards to employees. Accordingly, no charge is made against earnings in the Company's financial statements for stock-based compensation awards under its current Plan. Proceeds from the exercise of stock options will be credited to the appropriate capital accounts. Had compensation cost for the Plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, the Company's net income and earnings per share would not have been materially different from what has been reported in these consolidated financial statements. The valuation under SFAS No. 123 was based on the Black-Scholes option pricing model with the market value of the stock equal to the exercise price, an estimated volatility of 32 percent over the ten year option term, a risk-free rate of return based upon the zero coupon government bond yield, and an assumed quarterly dividend of $0.15 per share. Certain grants awarded after the spin-off in 1995 were considered modifications of Kimberly-Clark stock options previously held by employees of the Company. At both December 31, 1996 and 1995, 1,500,000 shares of the Company's Common Stock were reserved under the Plan. At December 31, 1996 and 1995, there were 800,600 and 901,200 shares available for future awards.


--------------------------------------------------------------------------------

The following stock options were outstanding as of December 31, 1996 and 1995:



                                                            1996                                 1995
                                               ---------------------------------  ------------------------------
                                                             WEIGHTED AVERAGE                   WEIGHTED AVERAGE
                                                                 PER SHARE                          PER SHARE
                                                SHARES        EXERCISE PRICE       SHARES        EXERCISE PRICE
                                               -------       ----------------      ------       ----------------
Outstanding at beginning of year............    598,800       $21.0625                -
       Granted..............................    100,600        28.1875             598,800          $21.0625
       Exercised............................       -                                  -
       Forfeited............................       -                                  -
                                                -------                            -------
Outstanding at end of year..................    699,400        22.0873             598,800           21.0625
                                                =======                            =======

Options exercisable at year-end.............    179,640        21.0625               None
                                                =======                            =======
Weighted-average per share fair value of
     options granted during the year........    $  9.13                            $  6.82
                                                =======                            =======

At December 31, 1996, the range of exercise prices was from $21.0625 to $28.1875 per share with a weighted average contractual life of approximately
9 years.
--------------------------------------------------------------------------------

NOTE 9.  RESTRUCTURING CHARGE

In December 1995, the Company announced its decision to exit the U.S. reconstituted tobacco leaf ("RTL") product line and to restructure operations in France, which resulted in a one-time restructuring charge against operating profit in the amount of $7.3 ($5.9 in the U.S. and $1.4 in France). Approximately $4.7 of the reserve was utilized during 1996 for a non-cash write-down of assets. The cash charges were primarily for severance related costs in France and costs of mothballing the equipment of the U.S. RTL operations. The plan was completed on schedule and the associated restructuring reserve was closed out at the end of the third quarter, 1996. The Company's decision to exit the U.S. RTL product line had no impact on the Company's U.S. wrapper and binder business, its RTL business in France, or the Company's commitment to reconstituted tobacco worldwide.

NOTE 10.     RELATED PARTY TRANSACTIONS

For the periods prior to the Distribution, Kimberly-Clark was a related party and subsidiaries of Kimberly-Clark were affiliates. For all periods presented, Kimberly-Clark and affiliated companies have provided services to and incurred costs on behalf of the Company. The costs of certain services, including, but not limited to, property and casualty insurance coverage under the Kimberly-Clark insurance program, administrative services, management information services, employee benefits administration, environmental consultation and administration, central purchasing, transportation services, tax services, treasury services, accounting and reporting, and the Kimberly-Clark Equity Participation Plan were allocated to the Businesses for the periods prior to the Distribution and billed to the Company after the Distribution. The allocations and billings of costs and expenses for these services were based on methods that management believes are reasonable including use of time estimates, headcount and transaction statistics, and similar activity-based data. The actual costs to be incurred by the Company in the future to replace the services still provided by Kimberly-Clark and affiliated companies may increase from currently billed amounts due to differences in scale, organizational structure, management structure and other factors.

The costs allocated and other intercompany and interdivisional transactions between Kimberly- Clark and affiliated companies and the Company were as follows for the eleven months ended November 30, 1995 and for the year ended December 31, 1994 (the periods prior to the Distribution):


                                   1995     1994
                                   ----     ----
Operating expenses (costs for
     services described above).    $15.0    $15.1
Interest expense ..............     10.4      6.8
Interest income................     13.7     11.9
Purchases of wood pulp.........     13.9      7.5

Prior to the Distribution, the Company participated in Kimberly-Clark's and certain affiliated companies' cash management programs, under which the Company's cash needs were funded by Kimberly-Clark and certain affiliates thereof, and the Company's excess cash was transferred to Kimberly-Clark and such affiliates. In the U.S. and Canada, such advances and transfers prior to the Distribution are shown as interdivisional transactions and were noninterest bearing. In France, prior to the Distribution, SMF functioned as a cash management and financing entity for other Kimberly-Clark affiliates, primarily in France. The financial statements accordingly reflected affiliate loans, notes payable, interest income and expense and stockholder's equity transactions to accomplish Kimberly-Clark financing objectives for the periods prior to the Distribution.

The Company had sales to the minority shareholder of LTRI of $18.4, $15.0 and $19.2 in 1996, 1995 and 1994, respectively.

NOTE 11.    FOREIGN CURRENCY

Foreign currency losses have arisen from settlement of transactions in non-local currencies and the remeasurement of non-local currency denominated monetary assets and liabilities into the currency of the country in which the operation is domiciled. Such losses were primarily related to receivables from and payables to affiliated companies unrelated to the Businesses prior to the Distribution. Such losses included in other expense, net were nominal in 1996 and 1995 and were $2.1 in 1994.

Foreign currency risks arise from transactions and commitments denominated in non-local currencies. In addition to affiliated company debt, these transactions and commitments may include the purchase of inventories or property, plant and equipment, the sale of products and the repayment of loans.

Management selectively hedges the Company's foreign currency risks when it is practicable and economical to do so. The instruments are purchased from well-known money center banks, insurance companies or government agencies (counterparties). Usually the contracts extend for no more than 12 months, although their contractual term has been as long as 18 months. Credit risks with respect to the counterparties, and the foreign currency risks that would not be hedged if the counterparties fail to fulfill their obligations under the contracts, are minimal in view of the financial strength of the counterparties.

Gains and losses on instruments that hedge firm commitments are deferred and included in the basis of the underlying hedged items. Premiums paid for options are amortized ratably over the life of the option. All other gains and losses are included in period income based on the period-end market price of the instrument.

At December 31, 1996, there were outstanding forward contracts, which were held for purposes other than trading, maturing at various dates in 1997, to purchase $25.9 of various foreign currencies. These contracts have not given rise to any significant net deferred gains or losses as of December 31, 1996.

NOTE 12.  COMMITMENTS

Operating Leases

Future minimum obligations under non-cancelable operating leases having an initial or remaining term in excess of one year as of December 31, 1996 are less than $1 annually over the next five years. Rental expense under operating leases was $3.9, $3.9 and $3.5 for the years ended December 31, 1996, 1995 and 1994, respectively.

Other Commitments

The Company has entered into long-term contracts for the purchase of certain raw materials. Minimum purchase commitments, at current prices, are approximately $4.1 in 1997. These purchase commitments are not expected to result in losses.

The Company has also entered into certain contracts for the purchase of equipment and related costs in connection with its ongoing capital projects. These commitments at December 31, 1996 totaled approximately $7.6.

NOTE 13.   LEGAL PROCEEDINGS

On January 31, 1997, James E. McCune on behalf of himself and other "nicotine dependent" West Virginia cigarette smokers filed, in the Circuit Court of Kanawha County, West Virginia, a purported class action against several tobacco companies, industry trade associations and consultants, tobacco wholesalers and cigarette component manufacturers, including Kimberly-Clark, seeking equitable relief and compensatory and punitive damages in an unspecified amount for mental suffering and physical injuries allegedly sustained as a result of having smoked cigarettes. Under the terms of the Distribution, the Company assumed liability for and agreed to indemnify Kimberly-Clark in litigation arising out of the operations of the Businesses, including this case. The nine-count complaint sets forth several theories of liability, including intentional and negligent misrepresentation, negligence, product liability and breach of warranty. Among other things, the complaint alleges that nicotine is an addictive substance, that the tobacco companies, by using reconstituted tobacco, are able to control the precise amount of nicotine in their cigarettes and that LTR Industries, a French subsidiary of the Company, specializes in the reconstitution process to help the tobacco companies control nicotine levels. As a component supplier, the Company believes that it has meritorious defenses to this case, but due to the uncertainties of litigation, the Company cannot predict its outcome and is unable to make a meaningful estimate of the amount or range of loss which could result from an unfavorable outcome of this action.

Also, the Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without a material effect on the Company's financial statements.

NOTE 14. ENVIRONMENTAL MATTERS

Kimberly-Clark was named a potentially responsible party ("PRP") under the provisions of the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), or analogous state statutes, at two waste disposal sites utilized by the Company's Spotswood, New Jersey mill and one site used by the Company's former Mt. Holly Springs, Pennsylvania mill. Under the terms of the Transfer Agreement , the Company assumed all liabilities associated with each of the following:

    - In August 1992, the Spotswood mill received an information request from the New Jersey Department of Environmental Protection and Energy ("NJDEPE"), now known as the New Jersey Department of Environmental Protection ("NJDEP"), with respect to the Jones Industrial Service Landfill. Neither Kimberly-Clark nor the Company have any internal records indicating that the mill used the site. However, the Spotswood mill received routing sheets completed by a nonhazardous waste disposal transporter used by the mill which indicate that the transporter may have sent three loads of Spotswood mill waste to the site in September 1980. The NJDEP issued a draft Record of Decision ("ROD") in June 1995 which evaluated remedial alternatives. The draft ROD included a NJDEP list of PRPs, but Kimberly-Clark was not named on the list. Although the amount of the Company's liability, if any, cannot yet be determined, the Company does not believe that it will be material.

    - On February 6, 1991, the NJDEPE identified Kimberly-Clark as a PRP under the provisions of the New Jersey Spill Compensation and Control Act for remediation of the Global Sanitary Landfill waste disposal site located in Old Bridge Township, New Jersey based on the Spotswood mill's disposal of waste at such site. The United States Environmental Protection Agency ("EPA") has designated the disposal site as a state-led site under CERCLA with the NJDEP acting as lead agency. In May 1991, Kimberly-Clark signed a PRP agreement and paid an administrative assessment. In August 1993, a consent decree was executed by the State of New Jersey and the

     PRPs pursuant to which Kimberly-Clark agreed to pay $0.6 for its share of Phase I cleanup costs. This amount has been reflected in the Company's financial statements. In December 1996, NJDEP issued a proposed remedial action plan for Phase II cleanup costs. Although the Spotswood mill's share of Phase II cleanup costs cannot yet be determined, the Company does not believe its liability will be material.

   - In April 1995, Kimberly-Clark received a letter from the Industrial Solvents and Chemical Company ("ISCC") Site PRP Steering Committee stating it had been identified by the Pennsylvania Department of Environmental Protection as a generator of waste at a nine acre site in Newberry Township, York County, Pennsylvania. The PRP group believes the Company's former Mt. Holly Springs, Pennsylvania facility sent 825 gallons of waste to the ISCC site. The PRP group has determined the waste allegedly sent by the Company represents 0.0185 percent of the total amount of waste sent to the ISCC site and, therefore, has assigned the Company a 0.0185 percent share of the response costs. The PRP Steering Committee has committed to incur up to $13.5 in interim response costs and expects future remedial costs to range from an additional $20 to $30. The Company does not believe its liability will be material.

The Company also assumed responsibility to administer a consent order between Kimberly-Clark and the Massachusetts Department of Environmental Protection ("MDEP") governing the post-closure care of the Willow Hill Landfill in Lee, Massachusetts. The Company is obligated to maintain the integrity of the cover and sample groundwater monitoring wells, in addition to other long-term maintenance responsibilities for this former non-hazardous waste disposal facility. Under the terms of a consent order signed on January 24, 1997 with MDEP resulting from a Comprehensive Site Assessment and a Corrective Action Alternative Assessment ("CAAA") submitted by the Company to MDEP, the Company has until September 10, 1997 to correct a gas migration problem by means of a passive gas venting system, as the Company recommended in its CAAA at a cost of $0.1. If the passive venting system does not bring the site into compliance by September 10, 1997, the Company must submit to MDEP, no later than December 1, 1997, a revised compliance plan which employs technologies other than passive gas venting. If the site is not in full compliance by February 10, 1998, the Company must then implement, subject to MDEP's possible modification, the compliance plan which it would have submitted. The cost of such a plan could range from $0.3 to $1.5 in addition to an estimated $0.1 for annual operating expenses.

The Company, under the Transfer Agreement, became owner of and assumed responsibility for the Valley Mill Landfill site in Lee, Massachusetts. The landfill was operated by the Company from 1968 to 1969 and was capped in 1970. On December 23, 1996 the Company received a Notice of Responsibility ("Notice") from MDEP under Section 21E of the Massachusetts Oil and Material Release Prevention and Response Act stating that an electro-magnetic survey ("Survey") performed by a contractor of EPA at the site indicated that buried metallic objects may be present in the subsurface. The Survey was conducted following an anonymous call to MDEP alleging the site contains buried metal drums. The Company will respond to the Notice and will investigate the information reported in the Survey. Based on information currently available, the Company believes the Survey only indicates the presence of crushed drums disposed of at the site in 1968 and 1969 and previously reported to MDEP. Although the Company can give no assurances as to the ultimate cost of addressing this matter, the Company does not believe such costs will be material.

Some or all of the Company's U.S. facilities may be subject to revised air emissions and wastewater discharge standards under rules commonly known as the "Cluster Rules". The first phase of the Cluster Rules, proposed by the EPA in 1993, would affect only wastewater discharges from the Ancram, New York mill and the Lee mills and would require compliance by late 1999. The Spotswood mill discharges its effluent to a publicly-owned treatment works. Although the EPA originally indicated that the proposed rules would be finalized in 1996, final rules have not yet been issued. The estimated capital expenditures for compliance at the Ancram mill and the Lee mills is between $6 and $9 in the aggregate. However, due to uncertainty concerning applicable requirements under the final Cluster Rules, the

Company can give no assurance that this estimate will accurately reflect the actual cost of compliance.

In addition, the later phases of the Cluster Rules (and/or Title III of the Clean Air Act Amendments of 1990) may further regulate air emissions and wastewater discharges from the Spotswood mill and require the Company to install additional air pollution controls at its other U.S. facilities sometime after the year 2000. Potential capital expenditures to comply with this subsequent phase of the Cluster Rules and/or Title III of the Clean Air Act Amendments cannot be estimated until after the EPA proposes applicable requirements, if any.

The Company incurs spending necessary to meet legal requirements and otherwise relating to the protection of the environment at the Company's facilities in the United States and France. For these purposes, the Company incurred total capital expenditures of $2.5 in 1996, and anticipates that it will incur approximately $2 in capital expenditures in 1997 and $5 to $10 in 1998. The major projects included in these estimates are upgrading wastewater treatment facilities at various locations and installation of equipment to treat volatile organic compound emissions in France. Approximately $3 of the total environmental capital spending estimates for 1997 and 1998 relate to projects anticipated as necessary to comply with the wastewater discharge requirements of the proposed Cluster Rules. The balance of expenditures required for compliance with the initial phase of the Cluster Rules is expected to occur in 1999. The foregoing capital expenditures are not expected to reduce the Company's ability to invest in capacity expansion, quality improvements, capital replacements, productivity improvements, or cost containment projects, and are not expected to have a material adverse effect on the Company's financial condition or results of operations.


--------------------------------------------------------------------------------

NOTE 15. BUSINESS SEGMENTS AND GEOGRAPHY

Business Segment Reporting

The Company essentially operates in one business segment, "Tobacco Industry Products", which consists of tobacco-related papers and reconstituted tobacco products. The Company's non-tobacco industry products are less than ten percent of total consolidated net sales.

Consolidated Operations by Geographic Area

For purposes of the geographic disclosure in the following tables, the term "United States" includes operations in the U.S. and Canada. The Canadian operations exist solely to produce flax fiber used as raw material in the U.S. operations and have no material effect on such geographic disclosure.



                                       NET SALES                       OPERATING PROFIT                   ASSETS
                             -------------------------------    --------------------------------    --------------------

                                 1996    1995      1994           1996       1995       1994          1996       1995
                                 ----    ----      ----           ----       ----       ----          ----       ----
United States................    $212.3  $219.9    $201.2         $23.7      $16.1      $20.6         $143.7     $139.3
Outside United States........     263.5   251.7     207.9          55.5       44.3       38.7          237.8      213.6
                                 ------  ------   -------         ------     ------     ------        ------     ------
     Subtotal................     475.8   471.6     409.1          79.2       60.4       59.3          381.5      352.9
Intergeographic items........      (4.5)   (8.7)     (4.9)           -          -          -            (0.9)      (5.2)
Unallocated items and
     eliminations - net......        -       -         -          (5.2)      (1.7)       (0.6)            -          -
                                 ------  ------    ------         -----      -----      -----         ------     ------
Consolidated.................    $471.3  $462.9    $404.2         $74.0      $58.7      $58.7         $380.6     $347.0
                                 ======  ======    ======         =====      =====      =====         ======     ======

Intercompany sales of products between geographic areas are made at market prices and are referred to as intergeograhic items. Expense amounts not associated with geographic areas are referred to as unallocated items. Assets reported by geographic area represent assets which are directly used and an allocated portion of jointly used assets. These assets include receivables from other geographic areas and are referred to as intergeographic items.

NOTE 16.   MAJOR CUSTOMER

Net sales to Philip Morris Companies, Inc., together with its affiliates and designated converters, accounted for $165.6, $165.6 and $142.5, or 35.1 percent,
35.8 percent and 35.3 percent, of total consolidated net sales for the years ended December 31, 1996, 1995 and 1994, respectively. Accounts receivable includes balances due from Philip Morris Companies, Inc., together with its affiliates and designated converters, of $11.5 and $12.4 at December 31, 1996 and 1995, respectively. The Company performs ongoing credit evaluations on all of its customers' financial conditions and generally does not require collateral or other security to support customer receivables.


NOTE 17.  UNAUDITED QUARTERLY FINANCIAL DATA AND COMMON STOCK INFORMATION

The Company's Common Stock trades on the New York Stock Exchange under the ticker symbol "SWM". As of December 31, 1996, there were 10,761 stockholders of record of the Company's Common Stock. This number does not include shares held in "nominee" or "street" name.

                                                                     1996
                                            ------------------------------------------------------
                                              FIRST     SECOND     THIRD      FOURTH       YEAR
                                            ---------  --------   --------   --------     -------
Net Sales..................................  $  119.8  $  117.5   $  118.5   $  115.5     $  471.3
Gross Profit...............................      28.8      29.8       28.6       27.0        114.2
Operating Profit...........................      18.0      19.8       18.8       17.4         74.0
Net Income.................................       9.4      10.5        9.8        9.0         38.7
Net Income Per Share.......................       .59       .65        .61        .56         2.41
Cash Dividends Declared and Paid Per Share.  $     -   $    .15   $    .15   $    .15     $    .45

Market Price:
High.......................................  $ 28 7/8  $ 28 3/4   $ 33 1/2   $ 33 5/8     $ 33 5/8
Low........................................    22 3/4    25 5/8     27 1/2     28 7/8       22 3/4
Close......................................  $ 27 1/2  $ 28 1/8   $ 33 1/2   $ 31 5/8     $ 31 5/8

                                                                         1995
                                               ------------------------------------------------------
                                                FIRST     SECOND     THIRD (2)  FOURTH (3)     YEAR
                                               ------    --------   ----------  ----------    -------
Net Sales..................................    $109.5    $ 113.4    $ 121.5    $  118.5      $  462.9
Gross Profit...............................      24.5       24.8       26.8        25.1         101.2
Operating Profit...........................      16.8       16.5       18.1         7.3          58.7
Net Income.................................       9.9       10.3       13.9         2.7          36.8
Pro Forma Net Income (1)...................       7.9        7.3       12.0         1.8          29.0
Pro Forma Net Income Per Share (1).........    $  .49    $   .46    $   .75    $    .11      $   1.81

Market Price (from December 1 to December 31, 1995):
High.......................................                                    $ 23 5/8      $ 23 5/8
Low........................................                                      20 3/8        20 3/8
Close......................................                                    $ 23 1/8      $ 23 1/8

1) On a pro forma basis for all periods presented prior to December 1, 1995. Average shares used to compute earnings per share prior to December 1, 1995 are the actual number of shares issued and distributed in the Distribution.

2) Results for the third quarter 1995 include a $4.5 one-time deferred income tax benefit as a result of the increase in the effective statutory income tax rate enacted in France in July 1995 from 33.33 percent to 36.67 percent. The impact of this item was $.28 per share, which was partially offset by the $0.6 additional income tax expense recorded in the third quarter 1995 for the retroactive effect of the enactment back to January 1, 1995. The net impact of this item on net income for third quarter 1995 was $3.9, or $.24 per share (see Note 6).

3) Results for the fourth quarter 1995 include the $7.3 pre-tax restructuring charge, the net income impact of which is $4.4, or $.27 per share (see Note 9).

REPORT OF INDEPENDENT AUDITORS
Schweitzer-Mauduit International, Inc. and Subsidiaries







INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Schweitzer-Mauduit International, Inc.:

We have audited the accompanying consolidated balance sheets of Schweitzer-Mauduit International, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and cash flow for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally-accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Schweitzer-Mauduit International, Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP



Atlanta, Georgia
January 31, 1997

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
Schweitzer-Mauduit International, Inc. and Subsidiaries







The management of Schweitzer-Mauduit International, Inc. is responsible for conducting all aspects of the business, including the preparation of the financial statements in this annual report. The financial statements have been prepared using generally accepted accounting principles considered appropriate in the circumstances to present fairly the Company's consolidated financial position, results of operations and cash flows on a consistent basis. Management also has prepared the other information in this annual report and is responsible for its accuracy and consistency with the financial statements.

As can be expected in a complex and dynamic business environment, some financial statement amounts are based on management's estimates and judgments. Even though estimates and judgments are used, measures have been taken to provide reasonable assurance of the integrity and reliability of the financial information contained in this annual report. These measures include an effective control-oriented environment in which a company-wide internal control program plays an important role, independent audits, and the establishment of an Audit Committee of the Board of Directors which oversees the financial reporting process. As part of that responsibility, the Audit Committee recommended to the Board of Directors the selection of the Company's independent public accountants, Deloitte & Touche LLP.

One characteristic of a control-oriented environment is a system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition, designed to provide reasonable assurance to management and the Board of Directors regarding preparation of reliable published financial statements and such asset safeguarding. The system is supported with written policies and procedures and contains self-monitoring mechanisms. Appropriate actions are taken by management to correct deficiencies as they are identified. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance as to financial statement preparation and such asset safeguarding. Management believes the Company's system of internal control maintains an appropriate cost-benefit relationship.

The Company has also adopted a code of conduct which, among other things, contains policies for conducting business affairs in a lawful and ethical manner in each country in which it does business, for avoiding potential conflicts of interest, and for preserving confidentiality of information and business ideas. Internal controls have been implemented to provide reasonable assurance that the code of conduct is followed.

The financial statements have been audited by Deloitte & Touche LLP. During their audits, the independent auditors were given unrestricted access to all financial records and related data. Management believes that all representations made to the independent auditors during their audits were valid and appropriate.

During the audits conducted by the independent auditors, management received minor recommendations to strengthen or modify internal controls in response to developments and changes. Management has adopted, or is in the process of adopting, all recommendations which are cost-effective.



/s/ WAYNE H. DEITRICH
-------------------------------------------------
Wayne H. Deitrich
Chairman of the Board and Chief Executive Officer


/s/ PAUL C. ROBERTS
-------------------------------------
Paul C. Roberts
Chief Financial Officer and Treasurer


January 31, 1997